FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2012 Third quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2012

January – September 2012

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	September
	2012	2011	% Chg
Final Clients Accesses	308,141.0	294,536.6	4.6
Fixed telephony accesses (1)	39,821.9	40,447.6	(1.5)
Internet and data accesses	19,364.6	19,005.6	1.9
Narrowband	686.8	1,031.3	(33.4)
Broadband (2)	18,524.0	17,817.3	4.0
Other (3)	153.8	157.0	(2.1)
Mobile accesses (4)	245,636.9	231,874.9	5.9
Prepay (5)	165,768.9	157,072.3	5.5
Contract (6)	79,867.9	74,802.6	6.8
Pay TV (7)	3,317.7	3,208.5	3.4

Wholesale Accesses	5,653.5	5,180.0	9.1
Unbundled loops	3,204.2	2,799.1	14.5
Shared ULL	189.6	215.0	(11.8)
Full ULL	3,014.7	2,584.1	16.7
Wholesale ADSL (8)	809.3	822.3	(1.6)
Other (9)	1,640.0	1,558.6	5.2

Total Accesses	313,794.5	299,716.6	4.7

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	September
	2012	2011	% Chg
Prepay percentage (%)	67.5%	67.7%	(0.3 p.p.	)
Contract percentage (%)	32.5%	32.3%	0.3 p.p.
MBB accesses (‘000)	47,661.8	34,031.9	40.1%
MBB penetration (%)	19%	15%	4.7 p.p.
Smartphone penetration (%)	17%	11%	5.5 p.p.

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain. Additionally, 360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(6)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(7)	Includes 150 thousand clients of TVA in June 2011.
(8)	Includes ULL rented by T. Germany and T. UK.
(9)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

Consolidated Results

Beginning in January 2012, Telefónica’s consolidated results are reported in line with the new corporate structure approved in September 2011 that contemplates two regional business units, Telefónica Europe and Telefónica Latinoamérica, and two global business units, Telefónica Digital and Telefónica Global Resources.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.

For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

In line with this reorganisation, Telefónica has included in the Telefónica Latinoamérica and Telefónica Europe regional business units all information pertaining to fixed, mobile, cable, data, Internet and television businesses based on their respective locations. The "Other companies" heading includes the global business units Telefónica Digital and Telefónica Global Resources, which are not taken into account for segmental reporting, the Atento business, as well as other Group subsidiaries and eliminations from the consolidation process.

As of 1 January 2012, Telefónica Europe’s consolidation perimeter encompasses Telefónica España, with the exception of Tuenti and Terra España. Conversely, Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded. The latter three companies are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses managed by Telefónica Digital and Telefónica Global Resources. Similarly, the operations of Terra, Medianetworks Peru, Wayra and the joint venture Wanda, which in 2011 fell under Telefónica Latinoamérica's scope, are now listed under the "Other Companies and Eliminations" heading, as part of a group of businesses run by Telefónica Digital.

With the aim of facilitating a homogeneous understanding of the information, the financial results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2011 to reflect the new corporate structure as of January 2011. Telefónica’s consolidated results are unaffected by the restatement.

Also, with the objective to provide greater detail in a consistent manner across regions, from January 2012 the revenue breakdown by country is reported under a new structure. Thus, the fixed business is subdivided into "Broadband and new services revenues,” “Voice and Access Revenue” and “Others”, while reporting of mobile revenues is subdivided into “Mobile Service Revenue,” that include “Mobile Data Revenue,” and “Handset Revenues.”

Telefónica’s results in the third quarter of the year showed significant progress in priority areas for the Company.

Earnings per share registered an outstanding improvement in the quarter, delivering positive year-on-year growth in underlying terms. This improvement reflected sequential OIBDA growth in absolute terms across all regions, and a quarter-on-quarter improvement in underlying terms in the consolidated OIBDA margin, reflecting transformational initiatives and cost-reduction measures undertaken in all countries. In this sense, particularly noteworthy were: the removal of handset subsidies for new customers acquisition in Spain from March this year -this is already leading to significant savings in commercial expenses-, the gradual reduction of subsidies in the UK, the focus on quality as a key lever to reduce churn, and network-sharing agreements reached with other operators in the UK and Mexico.

January – September 2012 Results - TELEFÓNICA

Moreover, the higher efficiency reflects the benefits of our scale. Telefónica Global Resources is consistently contributing to higher efficiencies and cost reduction, driven by new ways of sourcing, building and operating our networks and IT. Evolved sourcing models, where aggregation, strategic sourcing, standardization, simplification and a clear focus on the right map of vendors, leveraged in our global scale, is providing the expected results. Global E2E management is starting to provide good results not only in terms of cost reduction but also in terms of better market relevance and simplified way of managing our portfolio.

Meanwhile, the third quarter also featured a considerable reduction in net financial debt, reflecting the Company’s strategy of increasing its financial flexibility and improving its liquidity position.

In addition, the Company advanced further on the capture of new growth opportunities in the digital world in the third quarter, with initiatives such the joint-venture in the UK for mobile payment and advertising approved by the European Union authorities, the agreement signed with Aurasma, the world’s leading augmented-reality platform, and the launch of Amérigo, a 300 million euros network of private equity funds. In parallel, the Company continues working with Mozilla in the development of an HTML5-based Firefox OS for mobile, with first terminals launch planned for the beginning of next year in Brazil. And, in the entrepreneurial world, the Company reached collaboration agreements with 172 start-ups through Wayra.

Total accesses increased by 5% year-on-year to 314 million by the end of September 2012, driven by the increase in mobile accesses, fixed and mobile broadband, and pay TV accesses. Noteworthy was the 8% year-on-year increase in accesses at Telefónica Latinoamérica (67% of the total).

Mobile accesses stood at 246 million at the end of the third quarter (+6% year-on-year), driven by a sustained growth in mobile contract accesses (+7% year-on-year), accounting for 33% of total mobile accesses. Mobile net additions in the first nine months totalled 10.5 million accesses (excluding the disconnection of 3.6 million inactive prepay mobile accesses in Spain and Brazil).

The Company’s mobile broadband accesses maintained solid growth of 40% year-on-year to 47.7 million at the end of September 2012, and accounted for 19% of mobile accesses (+5 percentage points year-on-year). It should be highlighted the continued smartphone adoption by our customers (with attached data tariffs), with 10.0 million net additions in the first nine months of 2012 (+14% year-on-year), reaching a penetration rate of 17% over total mobile accesses.

Telefónica’s retail fixed broadband accesses increased by 4% year-on-year to 18.5 million at the end of September 2012, with 458 thousand net additions (94 thousand in the third quarter), reflecting the sustained growth of Telefónica Latinoamérica. Retail fixed broadband accesses reached a penetration rate of 47% over total fixed accesses.

Revenues in the first nine months of 2012 totalled 46,519 million euros, virtually unchanged year-on-year (-0.3%; -1.6% in the third quarter). This performance reflects the Company’s high diversification, a key differentiating factor in the current environment characterised by adverse economic conditions, more intense competition and negative effects of regulation in some countries. Excluding the negative effect of regulation, revenues rose by 1.1% year-on-year vs. the first nine months of 2011. Exchange rate fluctuations contributed with 0.5 percentage points to growth (-0.8% in organic terms).

By region, Telefónica Latinoamérica’s revenues continue to show strong year-on-year growth (+5.9%) and now account for 49% of consolidated revenues (+2.9 percentage points year-on-year), for the first time exceeding revenues from the European operations (48% of the total), that posted a 6.4% year-on-year decline. Telefónica España’s contribution decreased to 24% of consolidated revenues.

Mobile data revenues continue to post a solid growth during the first nine months of 2012 (+14.2% year-on-year; +12.3% in organic terms), contributing more than 34% to mobile service revenues during the period (30% in the same period of 2011). Also, non-SMS mobile data revenues have posted a significant increase (+25.3% year-on-year; +23.4% in organic terms), representing 57% of total mobile data revenues, 5 percentage points more than in the first nine months of 2011.

Consolidated operating expenses amounted to 31,663 million euros, down 5.4% vs. the first nine months of 2011 (-21.1% in the third quarter). It should be noted that reported year-on-year comparison is affected by the provision for expenses related to the redundancy program in Spain booked in the third quarter of last year (2,671 million euros). In organic terms, January-September 2012 expenses increased by 2.1% year-on-year, an improvement of 1.7 percentage points from the first half mainly due to lower commercial costs and efficiency gains.

January – September 2012 Results - TELEFÓNICA

•	Supplies in the January-September 2012 period totalled 13,403 million euros and were flat year-on-year in reported terms (-1.5% organic). In the third quarter of 2012, supplies were down 3.6% year-on-year (-4.8% organic), reflecting lower mobile interconnection costs and lower handset upgrades in Telefónica Europe.

•	Subcontract expenses (10,113 million euros) rose by 5.5% year-on-year compared to the first nine months of 2011 (+5.5% organic), with a sequential decrease in year-on-year growth in the third quarter (+4.0% reported vs. +6.3% in the first half), mainly due to efficiencies implemented and reflected in a general reduction of commercial costs. Also, increased customer satisfaction in many countries translated into lower claims and, thus, into lower customer care expenses.

•	Personnel costs stood at 6,507 million euros, down 27.0% year-on-year, affected by the aforementioned provision associated with the redundancy program in Spain. In organic terms, this item increased by 3.9% year-on-year, decelerating from the first half (+5.3% organic), thanks to the important savings derived from redundancy programs, despite the impact of inflation in some Latin American countries.

The average headcount was 286,249 employees (1,186 employees more than the average for the first nine months of 2011), mainly due to the higher workforce at Atento. Excluding Atento, Telefónica’s average workforce stood at 132,192 employees, 1,649 fewer than in the January-September 2011 period.

Gains on sales of fixed assets in the first nine months of the year stood at 289 million euros, similar to the same period of 2011 (293 million euros), although the amount for the third quarter of 2012 was significantly lower (4 million euros vs. 48 million euros, respectively). This heading in 2012 included mainly the following: i) the impact of the sale of non-strategic towers, with an impact in OIBDA of 289 million euros (78 million euros in the third quarter); ii) the gain from the sale of applications in the second quarter (39 million euros; 18 million euros in Telefónica España); and iii) the capital loss on the sale of shares of China Unicom (97 million euros in the third quarter). In the first nine months of 2011 this item included mainly: i) the positive effects of the partial reduction of our economic exposure to Portugal Telecom (183 million euros in the first half); and ii) the sale of non-strategic towers (with an impact in OIBDA of 74 million euros; 31 million euros in the third quarter).

In the first nine months of 2012, operating income before depreciation and amortisation (OIBDA) amounted to 15,782 million euros (-5.1% in underlying terms) and recorded an improvement vs. the first half thanks to a sequential improvement in all regions. Thus, OIBDA in the third quarter amounted to 5,448 million euros in underlying terms, up 1.8% from the second quarter despite lower revenues.

OIBDA margin in January-September 2012 stood at 33.9% (-1.7 percentage points year-on-year in underlying terms). It should be highlighted that the OIBDA margin in underlying terms posted a sustained sequential improvement to 35.1% in the third quarter compared to 34.6% in the second quarter and 32.8% in the first quarter. In addition, and in line with the Company’s internal estimates, OIBDA margin in underlying terms showed a lower year-on-year erosion in the third quarter (-0.5 percentage points vs. -1.9 percentage points in the second quarter and -2.8 percentage points in the first quarter).

By region, Telefónica Latinoamérica continues increasing its contribution to consolidated underlying OIBDA, accounting for 50% (+3.7 percentage points vs. September 2011). Telefónica Europe represents the remaining 50%, with Telefónica España decreasing to less than a third of the total (32%).

Depreciation and amortisation in the first nine months of 2012 (7,773 million euros) increased by 2.9% year-on-year (+2.0% in organic terms) and was up 1.7% year-on-year in the third quarter, mainly due to the amortisation of the new spectrum acquired in Germany, Brazil, Colombia, Spain, Mexico and Venezuela, and the increase in fixed assets. The depreciation and amortisation charges derived from purchase price allocation processes amounted to 729 million euros in the January-September period (-13.7% year-on-year).

In the first nine months of 2012, operating income (OI) totalled 8,009 million euros (-11.9% in underlying terms), particularly improving in the third quarter (-7.8% in underlying terms).

Profit from associates stood at -486 million euros in the first nine months of 2012 vs. -506 million euros during the same period in 2011, mainly due to Telco, S.p.A.’s adjustments of the value of its investment in Telecom Italia, as well as to the operating synergies achieved, with both effects totalling -542 million euros in 2012 and -505 million euros in 2011. It should be pointed out that these effects were non-cash impacts.

January – September 2012 Results - TELEFÓNICA

Net financial expenses for the first nine months of the year 2012 reached 2,419 million euros (+18.3% year-on-year), of which 30 million euros were negative foreign exchange differences. This yielded an effective cost of debt of 5.65% in the last 12 months. Excluding foreign exchange differences the effective cost of debt would be 5.50%, mainly explained by higher financing costs as a result of the tightening of credit markets, a higher proportion of fixed rate debt, the redundancy program of Telefónica España, higher interest rates in Latin American currencies and other various effects.

Cash Flow from operations reached 14,186 million euros (-5.6% year-on-year) in the first nine months of 2012 reflecting a significant improvement in the third quarter, which amounted to 5,225 million euros compared to June 2012.

It is worth noting the higher working capital consumption during the first nine months of the year. However, this trend reversed in the third quarter. Excluding the spectrum impact, in the first nine months of the year working capital presented a year-on-year improvement of 326 million euros vs. the same period of 2011.

Interest payments totalled 2,332 million euros, 786 million euros more than in January-September of 2011. Out of this amount, nearly 219 million euros were non-recurrent effects (payment of interests related to the restructuring of Colombian companies, payments to the SUNAT in Peru and front-end fees related to financial operations signed). The remaining was mainly due to a higher average debt in 2012, the increase of interest rates due to the negative evolution of credit markets and the seasonality in the payment of interests.

Payment for taxes totalled 1,200 million euros during the first nine months of 2012, 257 million lower than in the first nine months of 2011.

As a result, Free Cash Flow for January-September 2012 amounted to 4,268 million euros (-25.1% year-on-year), posting an improvement in the third quarter (2,541 million euros) compared to the first half of 2012, in line with Company estimates, remaining virtually unchanged compared to the third quarter of 2011.

At the end of September 2012, net financial debt amounted to 56,006 million euros, posting a significant reduction in the third quarter (-2,304 million euros).

The lower debt compared to December 2011 (-298 million euros) was mainly explained, on the one hand, by 4,268 million euros free cash flow generation, higher than shareholder remuneration (3,882 million euros), and, on the other hand, by a 710 million euros increase in debt resulting from the appreciation of exchange rates (the British pound, the Colombian peso and the Mexican peso) and by payments due to commitments (619 million euros), that could not offset the debt reduction in Colombia, net divestitures and other effects (1,241 million euros).

It should be pointed out that after the closing of the third quarter and thanks to the fast execution of the divestment program and asset portfolio management, net financial debt could be further reduced by 3,183 million euros as a result of Telefónica Deutschland’s IPO, Atento, Hispasat and Rumbo disposals and the preferred shares swap for treasury stock.

The leverage ratio for the past 12 months (net debt over OIBDA) stood at 2.56 times as of end of September 2012. After post-closing events, the leverage ratio would be reduced to 2.44 times. If net commitments related to workforce reduction are considered, the ratio of total net debt plus commitments over OIBDA (excluding results on the sale of fixed assets) stood at 2.77 times.

During the first nine months of 2012, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood at nearly 11,900 million equivalent euros, and has exceeded the amount raised in fiscal year 2011. It is to highlight the strong refinancing activity from the end of August until mid-October, when the Company raised around 5,375 million euro equivalent in the credit markets, improving significantly the Company’s liquidity position.

The financing activity was focused on financing in advance debt maturing in 2012, and smoothing the debt maturity profile for 2013 and 2014 at the Holding level. Therefore, the Company maintains a debt maturity profile covered beyond 2014.

January – September 2012 Results - TELEFÓNICA

Net debt maturities for 2013 amount to 6,400 million euros and for 2014 to 7,350 million euros. Main financing operations included:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US dollars.

•	In February, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros that experienced an excess of demand of over 6.5 times.

•	In February, Telefónica increased the 6 year euro bond issued last February 2011 through a private placement, for an amount of 120 million euros.

•	In the month of February Telefónica signed a 3 year loan with a financial entity for an amount of 200 million euros.

•	In March, Telefónica issued a bond in sterling pounds for an amount of 700 million and 8 year maturity, which was 3.8 times oversubscribed.

•	Also in March, Telefónica issued a 5 year bond in Czech crowns through a private placement, for an amount of 1,250 million Czech crowns.

•	It is worth highlighting, in the loan market, the refinancing signed in March with nearly 40 lenders for two tranches of the O2 syndicated loan maturing in December 2012 and December 2013 for approximately 3,400 million equivalent sterling pounds. On the one hand, Telefónica extended to December 2015 a total of approximately 1,300 million pounds of the 2,100 million sterling pounds maturing in December 2012. On the other hand, Telefónica extended to February 2017 the 2,100 million sterling pounds maturing in December 2013.

•	In June, a 6-year 10,000 million Japanese yen bond was issued through a private placement.

•	In August, a new loan facility with two Chinese financial entities was signed to finance telecom equipment purchases with a local supplier for an amount of 1,200 million US dollars.

•	In September, 1,000 million euros for a period of 5 years were raised through a 750 million euros bond that was above 9 times oversubscribed followed by a tap of 250 million euros.

•	Also in September, Telefónica Czech Republic signed a 4 year term loan facility worth CZK 3,000 million.

After September close, in October, a 7 year bond issuance for an amount of 1,200 million euros was launched, more than 6.5 times oversubscribed.

Telefónica, S.A. and its holding companies have remained active during the first nine months of 2012 under its various Commercial Paper Programmes (Domestic and European), with an outstanding balance of nearly 854 million euros at the end of September.

Regarding Latin America, as of September 2012 Telefónica’s subsidiaries have tapped the capital markets for an amount of approximately 2,500 million equivalent euros. Main financing operations closed during the third quarter included:

•	In September, Telefónica Brazil completed a 5 year 2,000 million Brazilian reais debentures.

•	Also, in September, Telefónica Colombia issued a 10 year US dollar debut offering for an amount of 750 million nearly 11 times oversubscribed.

After September, Telefónica Chile issued a 10 year bond for 500 million US dollars which was over 10 times oversubscribed.

Telefónica maintains total undrawn committed credit lines for an amount above 10,000 million euros, with around 8,700 million maturing in more than 12 months.

At the end of September 2012, bonds and debentures represented 64% of consolidated financial debt breakdown, while debt with financial institutions weighted 36%.

Corporate income tax for the first nine months of 2012 totalled 1,358 million euros which, over an income before taxes of 5,104 million euros, implied an effective tax rate lower than 27%.

Profit attributable to minority interests dragged net income by 291 million euros in the first nine months of 2012, 11.9% year-on-year lower than in the same period of 2011.

January – September 2012 Results - TELEFÓNICA

As a consequence of the items mentioned above, consolidated net income in the January-September 2012 period stood at 3,455 million euros (+26.4% year-on-year), while basic earnings per share were 0.77 euros (+28.9% year-on-year). In underlying terms, consolidated net income fell by 17.4% and basic earnings per share stood at 0.98 euros. It should be highlighted that underlying earnings per share registered an important improvement in the third quarter, standing at 0.36 euros per share and growing both sequentially (+4.8%) and year-on-year (+0.5% vs. -20.3% in the second quarter and -25.7% in the first quarter).

CapEx for the first nine months of the year totalled 5,699 million euros, 14.0% less than in the same period of 2011. It is worth to highlight that in 2011, this item included the cost of spectrum acquisition in Spain, Brazil and Costa Rica for 1,094 million euros, while in 2012 this item totalled 38 million, mainly due to spectrum acquisition in Venezuela (32 million euros). Therefore, in organic terms, CapEx rose year-on-year by 3.5%. The Company continues to devote the bulk of its investment to growth and transformation projects (81% of total investment), fostering the expansion of high speed broadband services, both fixed and mobile.

The CapEx over sales ratio (excluding spectrum investments) was 12.2% in the first nine months of 2012.

Operating cash flow (OIBDA-CapEx), excluding spectrum investment, stood at 10,122 million euros for the first nine months of 2012 (+16.1% year-on-year; -8.8% in underlying terms).

Definitions

Organic growth: In financial terms, it assumes constant average exchange rates as of January-September 2011 and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and OI terms, the first nine months of 2011 exclude the positive impact of the partial sale of our stake in Portugal Telecom (+183 million euros), and the provision for the redundancy program in Spain (-2,671 million euros). In OIBDA and OI terms, the first nine months of 2012 exclude the capital loss of China Unicom (-97 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, real estate commitments in relation to the new Telefónica headquarters in Barcelona.

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. The first nine months of 2012 also exclude the reduction in the value of the Telecom Italia investment and operating synergies achieved (-542 million euros; -379 million euros net of taxes), and also PPAs (-799 million euros; -513 million euros net of taxes and minority interests), the capital loss of China Unicom (-97 million euros; -45 million euros net of taxes) and the difference in market value of the BBVA stake (-30 million euros; -21 million net of taxes). Figures for the first nine months of 2011 exclude the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-505 million euros; -353 million euros net of taxes), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+183 million euros) and also PPAs (-928 million euros; -569 million euros net of taxes and minority interests).

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

Financial Data

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September			July - September
	2012	2011	% Chg	2012	2011	% Chg
Revenues	46,519	46,672	(0.3)	15,538	15,786	(1.6)
Internal exp capitalized in fixed assets	581	531	9.4	186	179	4.3
Operating expenses	(31,663)	(33,475)	(5.4)	(10,396)	(13,169)	(21.1)
Supplies	(13,403)	(13,397)	0.0	(4,343)	(4,504)	(3.6)
Personnel expenses	(6,507)	(8,916)	(27.0)	(2,130)	(4,777)	(55.4)
Subcontracts	(10,113)	(9,584)	5.5	(3,405)	(3,273)	4.0
Bad Debt Provisions	(584)	(595)	(1.9)	(172)	(244)	(29.6)
Taxes	(1,058)	(983)	7.6	(347)	(371)	(6.7)
Other net operating income (expense)	62	234	(73.6)	20	105	(81.0)
Gain (loss) on sale of fixed assets	289	293	(1.4)	4	48	(91.6)
Impairment of goodwill and other assets	(5)	(5)	(1.8)	(2)	(3)	(25.5)
Operating income before D&A (OIBDA)	15,782	14,251	10.7	5,351	2,946	81.6
OIBDA margin	33.9%	30.5%	3.4 p.p.	34.4%	18.7%	15.8 p.p.
Depreciation and amortization	(7,773)	(7,554)	2.9	(2,641)	(2,598)	1.7
Operating income (OI)	8,009	6,696	19.6	2,709	348	n.m.
Profit from associated companies	(486)	(506)	(3.9)	12	29	(59.5)
Net financial income (expense)	(2,419)	(2,045)	18.3	(834)	(880)	(5.3)
Income before taxes	5,104	4,145	23.1	1,887	(503)	c.s.
Income taxes	(1,358)	(1,082)	25.5	(398)	189	c.s.
Income from continuing operations	3,746	3,063	22.3	1,489	(315)	c.s.
Non-controlling interests	(291)	(330)	(11.9)	(109)	(114)	(4.5)
Net income	3,455	2,733	26.4	1,380	(429)	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	4,505	4,592	(1.9)	4,467	4,581	(2.5)
Basic earnings per share (euros)	0.77	0.60	28.9	0.31	(0.09)	c.s.

Notes:

•

For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•

In accordance with IAS 33, “Earnings per Share”, the weighted average number of ordinary shares outstanding during the period have been restated for 2011 and 2012 to reflect the bonus share issue due to the scrip dividend. As a consequence basic earnings per share have also been restated.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

GUIDANCE 2012

Unaudited figures (Euros in millions)

	2012						Guidance 2012	2011 Base
	Jan-Mar		Jan-Jun		Jan-Sep
Revenues (%Chg YoY)	0.5%		1.0%		0.6%		≥ 0% (previous >1%)	62,837

OIBDA Margin (Chg YoY)	(2.7 p.p.	)	(2.5 p.p.	)	(1.6 p.p.	)	Lower margin decline than in 2011	(2.1 p.p.	)

CapEx / Sales (ex spectrum)	11.0%		11.8%		12.2%		Similar Capex / Sales as in 2011	14.2%

Net financial debt / OIBDA	2.55	x	2.65	x	2.56	x	Net financial debt / OIBDA < 2.35	2.46	x

•

2012 guidance criteria: Assumes current exchange rates (2012 average FX of € 1: US$ 1.32; € 1: BRL 2.30; € 1: £ 0.85) and constant perimeter of consolidation. At the OIBDA level, excludes write-offs, capital gains/losses from companies disposals and significant exceptionals. CapEx excludes spectrum licenses.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	January - September			%
	Jan-Sep 2012 Reported	Jan-Sep 2012 Underlying	Jan-Sep 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	46,519	46,519	46,672	(0.3)	(0.3)

OIBDA	15,782	15,879	16,739	(5.1)	10.7

OIBDA margin	33.9%	34.1%	35.9%	(1.7 p.p. )	3.4 p.p.

Operating Income (OI)	8,009	8,835	10,029	(11.9)	19.6

Net income	3,455	4,414	5,342	(17.4)	26.4

Basic earnings per share (euros)	0.77	0.98	1.16	(15.8)	28.9

OpCF (OIBDA-CapEx) ex-spectrum	10,122	10,219	11,209	(8.8)	16.1

Exceptional items	2012	2011
Reported OIBDA	15,782	14,251

PT capital gain		(183)
Workforce restructuring in Spain		2,671
China Unicom capital loss	97

Underlying OIBDA	15,879	16,739

Reported Net Income	3,455	2,733
PT capital gain		(183)
Telco write-down	379	353
Difference in market value of BBVA stake	21
PPAs	513	569
Workforce restructuring in Spain		1,870
China Unicom capital loss	45

Underlying Net Income	4,414	5,342

•

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. The first nine months of 2012 also exclude the reduction in the value of the Telecom Italia investment and operating synergies achieved (-542 million euros; -379 million euros net of taxes), and also PPAs (-799 million euros; -513 million euros net of taxes and minority interests), the capital loss generated from the sale of shares of China Unicom (-97 million euros; -45 million euros net of taxes) and the difference in market value of the BBVA stake (-30 million euros; -21 net of taxes). Figures for the first nine months of 2011 exclude the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-505 million euros; -353 million euros net of taxes), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+183 million euros) and also PPAs (-928 million euros; -569 million euros net of taxes and minority interests).

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	July - September			%
	Jul-Sep 2012 Reported	Jul-Sep 2012 Underlying	Jul-Sep 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	15,538	15,538	15,786	(1.6)	(1.6)

OIBDA	5,351	5,448	5,617	(3.0)	81.6

OIBDA margin	34.4%	35.1%	35.6%	(0.5 p.p. )	15.8 p.p.

Operating Income (OI)	2,709	3,043	3,299	(7.8)	n.m.

Net income	1,380	1,596	1,629	(2.0)	c.s.

Basic earnings per share (euros)	0.31	0.36	0.36	0.5	c.s.

OpCF (OIBDA-CapEx) ex-spectrum	3,342	3,439	3,502	(1.8)	n.m.

Exceptional items	2012	2011
Reported OIBDA	5,351	2,946

Workforce restructuring in Spain		2,671
China Unicom capital loss	97

Underlying OIBDA	5,448	5,617

Reported Net Income	1,380	(429)
Telco write-down	21
PPAs	150	188
Workforce restructuring in Spain		1,870
China Unicom capital loss	45

Underlying Net Income	1,596	1,629

•

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. In the third quarter of 2012 also excludes the reduction in the value of Telecom Italia's operating synergies achieved (-30 million euros; -21 million euros net of taxes), and also PPAs (-239 million euros; -150 million euros net of taxes and minority interests) and the capital loss generated from the sale of shares of China Unicom (-97 million euros; -45 million euros net of taxes). In the third quarter of 2011 excludes the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), and also PPAs (-311 million euros; -188 million euros net of taxes and minority interests).

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2012	December 2011	% Chg
Non-current assets	105,397	108,800	(3.1)
Intangible assets	22,293	24,064	(7.4)
Goodwill	28,968	29,107	(0.5)
Property, plant and equipment and Investment properties	34,885	35,469	(1.6)
Non-current financial assets and investments in associates	12,177	13,743	(11.4)
Deferred tax assets	7,074	6,417	10.2
Current assets	23,716	20,823	13.9
Inventories	1,123	1,164	(3.5)
Trade and other receivables	11,350	11,331	0.2
Current tax receivable	1,343	1,567	(14.3)
Current financial assets	2,776	2,625	5.7
Cash and cash equivalents	7,123	4,135	72.3
Non-current assets classified as held for sale	1	1	(9.1)

Total Assets = Total Equity and Liabilities	129,113	129,623	(0.4)

Equity	26,194	27,383	(4.3)
Equity attributable to equity holders of the parent	20,890	21,636	(3.4)
Non-controlling interests	5,304	5,747	(7.7)
Non-current liabilities	72,435	69,662	4.0
Non-current financial debt	58,652	55,659	5.4
Deferred tax liabilities	4,913	4,739	3.7
Non-current provisions	6,794	7,172	(5.3)
Other non-current liabilities	2,076	2,092	(0.8)
Current liabilities	30,484	32,579	(6.4)
Current financial debt	10,682	10,652	0.3
Trade and other payables	8,655	9,406	(8.0)
Current tax payables	2,688	2,568	4.7
Current provisions and other liabilities	8,459	9,953	(15.0)

Financial Data

Net Financial debt (1)	56,006	56,304	(0.5)

(1)	Figures in million euros. Net financial debt in September 2012 includes: Long-term financial debt + other long term liabilities (1,623) + short-term financial debt + trade and other payables (54) - non-current financial assets and investments in associates (5,053) - trade and other receivables (53) - current financial assets - cash and cash equivalents.

Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2012	2011	% Chg
I	Cash flow from operations	14,186	15,028	(5.6)
II	Net interest payment (1)	(2,332)	(1,546)
III	Payment for income tax	(1,200)	(1,457)
A=I+II+III	Net cash provided by operating activities	10,653	12,025	(11.4)
B	Payment for investment in fixed and intangible assets (2)	(6,779)	(6,701)
C=A+B	Net free cash flow after CapEx	3,875	5,324	(27.2)
D	Net Cash received from sale of Real Estate	22	19
E	Net payment for financial investment	446	(1,368)
F	Net payment for operations with minority shareholders and treasury stock (3)	(4,109)	(3,750)
G=C+D+E+F	Free cash flow after dividends	234	225	4.1
H	Effects of exchange rate changes on net financial debt	710	(529)
I	Effects on net financial debt of changes in consolid. and others	(774)	590
J	Net financial debt at beginning of period	56,304	55,593
K=J-G+H+I	Net financial debt at end of period	56,006	55,430	1.0

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. In 2012, it includes 396 for the spectrum payments in Spain, 20 in Colombia, 7 in Mexico, 3 in Nicaragua and 32 in Venezuela. In 2011, it includes 356 in Spain, 26 in Mexico, 35 in Brazil, 3 in Nicaragua and 69 in Costa Rica.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - September
	2012	2011	% Chg
OIBDA	15,782	14,251	10.7
- CapEx accrued during the period	(5,699)	(6,625)
- Payments related to cancellation of commitments	(619)	(609)
- Net interest payment	(2,332)	(1,546)
- Payment for tax	(1,200)	(1,457)
- Results from the sale of fixed assets (1)	(289)	2,378
- Investment In working capital and other deferred income and expenses	(1,768)	(1,068)
= Net Free Cash Flow after CapEx	3,875	5,324	(27.2)
+ Net Cash received from sale of Real Estate	22	19
- Net payment for financial investment	446	(1,368)
- Net payment for operations with minority shareholders and treasury stock	(4,109)	(3,750)
= Free Cash Flow after dividends	234	225	4.1

Unaudited figures (Euros in millions)

	January - September
	2012	2011	% Chg
Net Free Cash Flow after CapEx	3,875	5,324	(27.2)
+ Payments related to cancellation of commitments	619	609
- Operations with minority shareholders	(227)	(232)
= Free Cash Flow	4,268	5,701	(25.1)
Weighted average number of ordinary shares outstanding during the period (millions)	4,505	4,592
= Free Cash Flow per share (euros)	0.95	1.24	(23.7)

(1)	Includes in 2011, 2,671 million euros from the workforce provision related to the Redundancy Program approved in Spain.

Notes:

•

The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•

CapEx includes 38 million euros from the spectrum acquired, mainly corresponding to Venezuela (32) in the third quarter of 2012 and to Nicaragua (5) in the first quarter of 2012. In 2011, it includes 423 million euros from the spectrum acquired in Brazil (354) , Costa Rica (69) in Q2 11 and 669 from the spectrum acquired in Spain in Q3 11.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		September 2012
	Long-term debt (1)	60,275
	Short term debt including current maturities (2)	10,735
	Cash and cash equivalents	(7,123)
	Short and Long-term financial investments (3)	(7,881)
A	Net Financial Debt	56,006
	Gross commitments related to workforce reduction (4)	4,168
	Value of associated Long-term assets (5)	(926)
	Taxes receivable (6)	(1,317)
B	Net commitments related to workforce reduction	1,926
A + B	Total Debt + Commitments	57,932

	Net Financial Debt / OIBDA (7)	2.56	x
	Total Net Debt + Commitments / OIBDA (8)	2.77	x

(1)	Includes “long-term financial debt” and 1,623 million euros of “other long-term debt”.
(2)	Includes “short-term financial debt” and 54 million euros of “trade and other payables” from Rent to Rent operations of T. España.
(3)	Includes “Current financial assets”, 5,053 million euros recorded under the caption of “Non-current financial assets and investments in associates” and 53 million euros of “trade and other receivables” from Rent to Rent operations of T. España.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA.
(8)	Calculated based on the last 12 months OIBDA excluding results on the sale of fixed assets.

•	Note: 2012 reported figures include the hyperinflationary adjustments in Venezuela.

January – September 2012 Results - TELEFÓNICA

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2012
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	79%	9%	6%	3%	3%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012

JCR[2]	A	—	Negative	03/23/2012

S&P1	BBB	A-2	Credit Watch Negative	10/12/2012

Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.
(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan -Sep 2012	Jan -Sep 2011	September 2012	December 2011
USA (US Dollar/Euro)	1.280	1.406	1.293	1.294
United Kingdom (Sterling/Euro)	0.812	0.871	0.798	0.835
Argentina (Argentinean Peso/Euro)	5.718	5.746	6.073	5.569
Brazil (Brazilian Real/Euro)	2.451	2.294	2.626	2.427
Czech Republic (Czech Crown/Euro)	25.134	24.359	24.865	25.800
Chile (Chilean Peso/Euro)	626.237	666.769	612.584	671.795
Colombia (Colombian Peso/Euro)	2,297.166	2,562.545	2,328.072	2,513.662
Costa Rica (Colon/Euro)	652.316	716.846	650.618	670.691
Guatemala (Quetzal/Euro)	10.010	10.934	10.289	10.106
Mexico (Mexican Peso/Euro)	16.932	16.911	16.640	18.047
Nicaragua (Cordoba/Euro)	29.976	31.329	30.806	29.726
Peru (Peruvian Nuevo Sol/Euro)	3.399	3.892	3.359	3.489
Uruguay (Uruguayan Peso/Euro)	26.210	26.838	27.127	25.746
Venezuela (Bolivar Fuerte/Euro) (3)	5.560	5.806	5.560	5.564

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 09/30/12 and 12/31/11.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

January – September 2012 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica1

In the first nine months of 2012, Telefónica Latinoamérica continued to improve the Company’s positioning in the fixed and mobile broadband businesses as the main long-term growth levels, while achieving sequential improvement in efficiency levels, as reflected in the positive performance of OIBDA throughout the year, which continued to grow sequentially.

By the end of September, Telefónica Latinoamérica managed 210 million accesses in the region, with year-on-year growth of 8%. It should be pointed out that this growth reflected the strong commercial activity in the mobile business, mainly since the second half of 2011, and positive trends in the fixed broadband and pay TV businesses, along with the recovery in the third quarter of traditional fixed accesses, which again registered positive net additions.

Main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 126% (+20 percentage points year-on-year) at the end of September.

•	Mobile accesses continued to show strong year-on-year growth (+10%) and amounted to 175 million, despite the disconnection of inactive prepaid mobile customers in Brazil (1.6 million accesses in the second quarter) and the application of more restrictive criteria for both gross additions and disconnections in several countries.

•	Telefónica retained its leadership in the contract segment in the region, with 38.2 million accesses and growing by 12% year-on-year. This segment already accounts for 22% of total mobile accesses.

•	Noteworthy is the continued significant growth in mobile broadband accesses (+72% year-on-year) to 23.7 million, bringing penetration to 14% of the mobile access base, and with smartphones more than doubling accesses base as of September 2011.

•	Net additions reached 10.5 million accesses during the first nine months of the year (excluding the disconnections mentioned previously) and 2.0 million accesses in the third quarter. This trend reflected the significant year-on-year growth of gross additions in both the first nine months of 2012 (+16%) and the third quarter (+6%).

•	Churn stood at 3.1% in the first nine months of 2012 (+0.3 percentage points year-on-year; 3.2% in the third quarter, +0.4 percentage points year-on-year), affected by the disconnections and by the application of a more restrictive criteria for disconnections mentioned above.

•	Traffic grew by 15% year-on-year in the first nine months of the year and by 13% in the quarter in homogenous terms (excluding the tariff change from minutes to seconds applied from the first quarter of 2012 in Mexico) maintaining a pace of growth above accesses.

•	ARPU remained roughly stable in the region in the first nine months of the year (-0.7% year-on-year) despite the negative impact derived from the reduction of mobile termination rates. Thus, outgoing ARPU increased by 2.7% year-on-year in the first nine months, reflecting the Company focus on maximizing customer value.

Highlights in the fixed business include the following:

•	The Company’s accesses reached 34.9 million at the end of September, with year-on-year growth of 1%.

•	Accesses in traditional business totalled 23.9 million, representing a slight year-on-year decrease of 1%, although it should be noted that after the accesses loss registered in the last two years, the third quarter posted net additions of 14 thousand accesses thanks to the launch of convergent services.

[1]

Organic growth: In financial terms, it assumes constant average January – September 2011 exchange rates and excludes changes in the perimeter of consolidation and hyperinflation in Venezuela. Therefore, in OIBDA and OI terms, the second quarter of 2011 excludes the positive impact of the partial sale of our stake in Portugal Telecom (+36 million euros). Capex excludes investments in spectrum.

January – September 2012 Results - TELEFÓNICA

•	Retail broadband accesses stood at 8.3 million, up 9% year-on-year, with net additions of 511 thousand in the first nine months of the year and with a sequential improvement in the quarter (179 thousand accesses in the third quarter; 163 thousand accesses in the second quarter).

•	Pay TV accesses reached 2.4 million growing by 7% year-on-year, and with net additions of 96 thousand accesses year to date and improved sequentially (34 thousand in the third quarter; 25 thousand in the second quarter).

•	The continued focus on bundling and broadband is reflected in the fact that 75% of fixed accesses signed up for some form of bundled offer (+4 percentage points year-on-year), while 90% of broadband accesses are also under 2P/3P offers.

Telefónica Latinoamérica’s revenues amounted to 22,578 million euros in the first nine months of 2012, with 5.9% year-on-year growth in reported terms (+3.8% in the quarter), and 6.4% in organic terms in both the nine months and the quarter. Excluding the negative impact of regulation, revenues would have increased by 8.0% year-on-year, accelerating growth in the quarter (+8.2% year-on-year). This growth reflected the good performance of mobile service revenues (+11.8% year-on-year in organic terms in the first nine months, +10.7% in the third quarter), despite the negative impact from regulation (-2.0 percentage points as of September; -2.1 percentage points in the third quarter), and the better trend in the third quarter from the fixed business (-3.7% year-on-year in organic terms in the third quarter ; -5.6% in the second quarter).

Mobile broadband business remained as a key growth driver and it is reflected in mobile data revenue with a year-on-year increase of 24.7% in organic terms (+19.6% in the quarter), now accounting for 29% of mobile service revenues (+3 percentage points year-on-year). Connectivity revenues increase bolstered the growing weight of non-SMS data revenues, which accounted for 56% of data revenues (+3 percentage points year-on-year).

Operating expenses amounted to 15,115 million euros, increasing by 8.0% year-on-year (+8.6% in organic terms), furthering the trend of gradual growth deceleration posted since the second quarter of the year (+3.0% year-on-year in the third quarter; +7.2% year-on-year in the second quarter).

•	Supply costs reached 5,650 million euros posting a year-on-year increase of 3.1% (+3.0% in organic terms), mainly associated to the growth of new businesses with higher weight of smartphones sales and costs associated with the provision of data service. However, growth eased in the third quarter (+3.4% organic vs. +4.8% in the second quarter excluding the positive impact of the reversal of a provision in Brazil).

•	Subcontract expenses amounted to 6,220 million euros, increasing by 9.8% year-on-year (+11.0% in organic terms). Costs efficiency measures coupled with a more comparable basis for commercial expenses in the quarter were reflected in the better performance registered in the quarter (+8.8% organic vs. +9.8% in the second quarter and +14.6% in the first quarter).

•	Personnel expenses increased by 13.0% year-on-year (+12.8% in organic terms) to 2,142 million euros and, similar to the main expense items discussed above, posted year-on-year growth slowdown in the quarter (+5.7% organic; +12.4% in the second quarter; +20.9% in the first quarter), thanks to the Company’s restructuring efforts and despite inflation effect in certain countries as Argentina and Venezuela.

OIBDA stood at 7,906 million in the first nine months of 2012, with year-on-year growth of 2.1% in reported terms and 2.9% in organic terms, posting significant improvement in the third quarter with a year-on-year increase of 4.8% in reported terms and of 7.4% year-on-year in organic terms, despite maintaining a high level of commercial activity during the quarter. OIBDA margin stood at 35.0% as of September 2012, a year-on-year decrease of 1.3 percentage points, but expanding in the third quarter (34.5%) by 0.4 percentage points vs. the same period of 2011.

OIBDA was affected by the sale of non-strategic towers in both periods, 245 million euros in 2012 compared to 74 million euros in 2011 (63 million in the third quarter of 2012 vs. 31 million euros in the third quarter of 2011). In addition, it is worth noting that OIBDA in the first nine months, both in absolute terms and in margin, was adversely affected by a number of factors that impacted various countries in the first half of 2012 (integration costs, rebranding and provision reversal in Brazil, service interruption in Argentina, retroactive impact of new labour laws in Venezuela, etc.), reducing OIBDA by 42 million euros.

January – September 2012 Results - TELEFÓNICA

CapEx amounted to 2,986 million euros (-6.6% year-on-year in reported terms; +6.7% in organic terms), focused on the continued improvement of the network in order to offer innovative services that already are a market benchmark in the region in terms of quality. The year-on-year performance is affected by spectrum investments along 2012 in Venezuela (32 million euros in the third quarter), Chile (0.4 million euros also in the third quarter) and Nicaragua (5 million euros in the first quarter) and by spectrum investments in 2011 in Brazil (354 million euros in the second quarter) and Costa Rica (69 million euros in the second quarter).

Thus, operating cash flow stood at 4,920 million euros in the first nine months of 2012, up by 8.2% year-on-year in reported terms (+0.8% organic).

BRAZIL (year-on-year changes in organic terms)

Telefónica Brasil continued to strengthen its market leadership in the third quarter of the year, consolidating its status as reference operator, especially in the higher value segments thanks to its focus on service quality and providing the most advanced services, its solid network positioning in terms of coverage, and brand image.

Especially noteworthy in the third quarter of the year were the launch of new commercial offers both in the contract segment, with the launch of new plans with control of consumption for the corporate segment, and in the prepay segment, with the repositioning of the new data plans aimed at increasing the penetration of these services. At the fixed business, highlights include the launch in October of the IPTV service via a new platform and the 200 Mb fixed broadband service via the fibre optic network, which represents a new milestone in the market.

Moreover, also noteworthy is the successful launch in the second quarter of this year of convergent services with the fixed traditional business through the addition of mobile favourite numbers to the offer. The company also continued to focus on its fixed offer outside Sao Paulo through fixed wireless technology, which is now available in the country’s largest metropolitan areas.

Furthermore, the Company continues posting market benchmark quality standards, expanding its leadership in terms of customer satisfaction in the mobile business and significantly improving its status in the fixed business, both in terms of service performance and in terms of customer satisfaction, which was reinforced following the rebranding of both businesses in last April.

The Company managed 92.2 million accesses at the end of September, a solid year-on-year increase of 11% despite the disconnection of 1.6 million inactive prepay accesses in the second quarter of the year.

Regarding the operating performance of the mobile business, highlights were:

•	Penetration in Brazil stood at 131% (+15 percentage points year-on-year).

•	Market share stood at 29.7% (+0.2 percentage points year-on-year) and at 36.9% in the contract segment (stable year-on-year).

•	Mobile accesses stood at 76.8 million (+15% year-on-year), mainly underpinned by the contract segment (+17% year-on-year) to account for 23% of mobile accesses. Particularly noteworthy was the growth acceleration of mobile broadband accesses, which accounted for 13% of mobile accesses (+62% year-on-year), on the back of the marked growth in smartphones with data plans attached, doubling accesses as of September 2011 and accounting for 10% of mobile accesses.

•	Net additions totalled 6.9 million accesses in the first nine months of the year (excluding the disconnection of 1.6 million inactive prepay accesses in the second quarter of this year), after posting net additions of 1.1 million accesses in the third quarter. Particularly noteworthy is the strong performance of gross additions (+21% in the first nine months of the year), which is partially offset by the disconnections above mentioned that resulted in a higher churn (3.3% in the first nine months). However, contract churn maintained a positive performance (1.6%).

•	Traffic maintained a positive trend and grew by 27% year-on-year in the first nine months of the year (+25% in the quarter) reflecting the strong take-up for the new tariff plans launched along the last year. The prepay top-ups also reflected this positive trend, growing 21% year-on-year in the quarter.

•	The year-on-year decline in ARPU stabilised (-7.3% in the first nine months; -7.2% in the quarter), and reflected the reduction in mobile termination rates and growth in accesses amid higher penetration levels. This growth also affected the outgoing ARPU trend, posting a 3.3% year-on-year decline but it is noteworthy that it improved sequentially (+1.4% quarter-on-quarter).

January – September 2012 Results - TELEFÓNICA

Regarding commercial activity at the fixed business as of September 2012, the main highlights were:

•	Traditional accesses stood at 10.7 million (-3% year-on-year), with the pace of net losses easing in the quarter (-57 thousand vs. -113 thousand in the second quarter), following a lower loss in the residential segment and a positive growth in the corporate segment, both derived from the launch of convergent services.

•	Retail Broadband accesses totalled 3.8 million with a year-on-year increase of 6% and 121 thousand net additions along the year (37 thousand accesses in the quarter), against a backdrop of higher competitive intensity. Fixed broadband accesses already account for 35% of the Company’s fixed traditional accesses increasing its weight by 3 percentage points year-on-year.

Ultra-broadband accesses through fibre continued to grow, reaching 104 thousand accesses at the end of September 2012, four times the number of accesses at the end of September 2011, while penetration increased steadily over the more of 1.0 million homes passed.

•	Pay TV accesses stood at 619 thousand (-11% year-on-year), impacted by the MMDS technology accesses loss associated with the future return of the licence. As a result of the Company’s strategic focus on the commercial repositioning of this service, in October the new IPTV service via a new platform for high-speed fibre technology was launched.

Revenue in the first nine months of 2012 amounted to 10,252 million euros (+2.1% year-on-year), with a slight improvement in the quarter (+2.3%). The mobile business continued to post a positive performance in the quarter, with year-on-year growth accelerating, while fixed business revenues improved its trend compared with the second quarter of the year.

It is important to note that 2012 revenues are affected since February, 24 by the reduction in mobile termination rates (VUM; -13.7%) and in the fixed-mobile retail tariff (VC; -10.4%). Excluding these effects revenues would have grown by 4.0% year-on-year to September, with growth accelerating to 5.0% year-on-year in the quarter.

Mobile revenues in the first nine months of the year stood at 6,371 million euros, up 9.4% year-on-year and 9.9% in the quarter.

•	Mobile service revenues maintained a solid trend, rising by 11.1% year-on-year as of September (+9.4% in the quarter). Excluding the impact of the reduction in mobile termination rates, mobile service revenues would have grown by 13.6% year-on-year (+12.8% in the quarter), even though this quarter year-on-year comparisons already reflected the successful launch of the “VIVO Sempre” plan for the prepay segment in July 2011.

Particularly noteworthy is the growing contribution of data revenues, which advanced 21.7% year-on-year in the first nine months and accounted for 26% of service revenues (+2 percentage points year-on-year). Non-SMS data revenues accounted for 62% of total data revenues thanks to the good performance of mobile broadband.

Fixed revenues stood at 3,881 million euros in the first nine months of the year (-7.9% year-on-year) and improved sequentially in the third quarter (-8.5% year-on-year; -11.0% in the second quarter). Year-on-year performance was affected by the reduction in the fixed-mobile retail tariff, reducing year-on-year growth by 1.3 percentage points (-2.0 percentage points in the quarter). Breakdown by component:

•	Voice and access revenues (-11.4% in the first nine months of 2012; -11.8% in the quarter) reflected the abovementioned cut in fixed-mobile retail tariffs (-9.5% in the first nine months of 2012 and -8.8% in the quarter excluding this effect) and the mobile business substitution effect.

•	Broadband and new services revenues remained virtually stable in the first nine months of the year (-0.5% year-on-year) and improved its performance in the quarter (-2.0% compared with -8.8% in the second quarter) due to the specific effects that impacted year-on-year trend in the second quarter, and despite being affected by intense competition in the fixed broadband and Pay TV businesses.

Operating expenses posted a year-on-year increase of 3.2%, with growth decelerating in the quarter (+0.8%) mainly due to the reduction of mobile termination rates and the steady slowdown in personnel expenses associated with the headcount restructuring program carried out in the first quarter of the year. Year-on-year growth in other cost items also slowed despite maintained high commercial activity associated with value customers. It is important to note that the first nine months of the year reflected the impact of rebranding and the costs associated with the integration of operators including the abovementioned headcount restructuring expenses in the first quarter of the year and the reversal of a provision in the second quarter with a net positive impact of 12 million euros in the year.

January – September 2012 Results - TELEFÓNICA

Moreover, the first nine months of 2012 included 176 million euros (13 million euros in the third quarter) from the sale of non-strategic towers compared with 24 million euros in the first nine months of 2011. Also worth noting is the net negative impact of the reduction in mobile termination rates and fixed-mobile retail tariffs on OIBDA, totalling 65 million euros as of September 2012 (27 million euros in the quarter).

Thus, OIBDA as of September 2012 stood at 3,674 million euros, with a year-on-year increase of 1.7% in the nine months, and recorded a significant improvement in the third quarter (+3.2% year-on-year). The OIBDA margin stood at 35.8% at the end of September 2012 (-0.2 percentage points year-on-year) and at 34.5% in the quarter, a year-on-year improvement of 0.3 percentage points.

CapEx amounted to 1,335 million euros (+9.9% year-on-year excluding the investment in spectrum in the second quarter of 2011), mainly related to mobile network expansion aimed at securing strong data and accesses growth, as well as increased weight of higher speed in the fixed broadband service.

ARGENTINA (year-on-year changes in local currency)

Telefónica Argentina maintained its market leadership in the first nine months of the year, with a portfolio of benchmark services via integrated bundled fixed and mobile broadband offers and value added services, with a segmented approach which enables to meet the diverse customers’ needs.

Thus, particularly noteworthy is the launch of the Dúo Plus services bundle this quarter, which included unlimited calls to both fixed and mobile accesses and, as a differential product in the market, it had very good take-up by customers.

In addition, it is important to highlight that the Company’s economic results for the first nine months of the year were negatively impacted by the compensation to customers associated with the software fault in the equipment which manages signalling in Movistar’s national network, which affected the service on April, 2. Moreover, the severe weather conditions that affected the northern area of Buenos Aires on April, 4 had also a further negative impact on the results.

The Company managed 23.6 million accesses at the end of September 2012, up 4% year-on-year.

Operating highlights at the mobile business as of September 2012 were:

•	The estimated penetration rate in the market stood at 142% (+9 percentage points year-on-year).

•	The Company’s mobile accesses stood at 17.3 million (+5% year-on-year) after net additions of 554 thousand accesses in the third quarter (529 thousand accesses in the first nine months), significantly higher than net additions in the same period last year (49 thousand accesses in the quarter and 253 thousand accesses in the first nine months of 2011). Performance in the contract segment accesses stand out, with growth accelerating to 9% year-on-year and already accounting for 38% of total accesses.

•	Churn posted a sequential improvement in the quarter and stood at 2.2% (2.7% in the nine months) as a result of the improvement in the prepay segment and the positive trend in contract churn (0.9%), which remains as a market benchmark.

•	Traffic increased by 9% year-on-year as of September 2012 and 10% in the third quarter.

•	ARPU posted a positive performance, increasing by 15.1% year-on-year in the first nine months of the year (+10.7% in the third quarter) due to progressive uptake of data services and growth in voice traffic.

Regarding commercial activity at the fixed business in the first nine months of the year, the main highlights were:

•	Traditional fixed accesses stood at 4.6 million, virtually stable year-on-year (-1%), with limited net accesses loss in the quarter (-9 thousand accesses) due to the success of service bundling. Thus, 76% of accesses now include some type of service bundle.

•	Retail broadband accesses totalled 1.7 million, up 9% year-on-year, with higher net additions in the third quarter (44 thousand accesses) than in the first and second quarters (32 thousand accesses in both quarters).

Revenues reached 2,732 million euros in the first nine months of 2012, up 17.9% year-on-year, maintaining growth virtually stable in the quarter (+17.7% year-on-year).

January – September 2012 Results - TELEFÓNICA

Mobile revenues totalled 1,783 million euros, growing 20.4% year-on-year (+19.2% in the quarter).

•	Mobile service revenues posted a significant increase of 18.7% year-on-year (+14.9% in the quarter), reflecting the high levels of usage. Data revenues were the main growth driver, advancing by 33.7% year-on-year in the nine months (+32.7% in the third quarter) and already accounting for 44% of service revenues (+5 percentage points year-on-year).

•	The increase in commercial activity led to a significant acceleration in handset revenues, which increased by 75.8% in the quarter (+40.7% in the first nine months).

Fixed revenues totalled 1,040 million euros, with growth accelerating to 14.0% year-on-year in the first nine months of 2012 (+15.5% in the quarter).

•	Voice and access revenues increased by 5.7% year-on-year in the first nine months (+5.8% in the quarter) thanks to the positive result of the voice services bundling strategy and accesses stability.

•	Particularly noteworthy is the strong increase in broadband and new service revenues (+26.4% year-on-year in the first nine months; +29.2% in the quarter), which reflected the solid growth of internet and content revenues, and of data, IT and capacity rental revenues.

Operating expenses totalled 1,954 million euros and increased by 26.8% year-on-year in the first nine months of the year. This trend was mainly driven by higher commercial costs caused by the increase in commercial activity in the quarter and the improvement in customer care service, and by widespread price increases, which translated into higher subcontract expenses and higher personnel expenses, also affected by the impact of the salary increase included in the collective bargaining agreement this quarter.

OIBDA amounted to 768 million euros in the first nine months of the year, down 2.3% year-on-year (-9.1% in the quarter), with an OIBDA margin of 27.5% and 25.9% in the quarter, with trends mainly reflecting the strong increase in commercial activity and the higher focus on customer care.

CapEx reached 290 million euros in the first nine months of the year, up 5.6% year-on-year, reflecting the focus on strengthening the leadership in quality, especially in fixed and mobile broadband services.

CHILE (year-on-year changes in local currency)

Telefónica continues to lead the Chilean telecommunications market, strengthening its competitive advantage based on a differentiated and integrated services offering in a highly competitive environment. In this regard, it is important to note the introduction of mobile number portability nationwide in 2012 and the gradual implementation in the fixed business, reaching nationwide scope this quarter.

Against this backdrop, the Company continues to improve its offering through services bundling and development of the fixed ultra-broadband through VDSL and fibre optic technology as future growth levers, in addition to continuous improvement of mobile broadband plans.

Thus, Telefónica managed 12.9 million accesses in Chile at the end of September 2012, with a year-on-year increase of 5%.

Regarding operating highlights of the wireless business in the first nine months of the year were:

•	Estimated penetration of the Chilean mobile market stood at 146% (+13 percentage points year-on-year).

•	The Company’s mobile accesses stood at 9.8 million at the end of September, with growth accelerating to 7% year-on-year, after net additions of 110 thousand accesses in the third quarter (+202 thousand accesses in the first nine months of the year).

•	Mobile broadband accesses reached 1.5 million (+50% year-on-year) and accounted for 16% of total access, driven mainly by the strong growth of smartphones, that more than doubled accesses as of September 2011.

•	Churn stood at 2.4% in the year to date (2.1% in the same period of 2011), with a better performance in the third quarter (2.1%) despite the negative impact of portability.

•	Traffic increased by 6% year-on-year as of September (+5% in the third quarter).

•	ARPU decreased by 3.1% year-on-year in the first nine months of 2012 (-4.5% in the quarter), impacted by higher competitive intensity.

January – September 2012 Results - TELEFÓNICA

Regarding commercial activity in the fixed business, highlights were:

•	Traditional accesses stood at 1.8 million (-6% vs. September 2011), highlighting a reduction in accesses net loss of the third quarter (-23 thousand accesses vs. -68 thousand accesses as of June), despite the gradual introduction of fixed number portability.

•	Retail broadband accesses totalled 926 thousand at the end of September 2012 (+7% year-on-year), after posting net additions of 48 thousand accesses (21 thousand in the quarter), compared with 43 thousand accesses in the first nine months of 2011.

•	Pay TV accesses stood at 408 thousand, growing by 7% year-on-year, with net additions of 17 thousand accesses as of September 2012.

Revenues totalled 1,886 million euros in the first nine months of 2012, with year-on-year growth of 3.1% (+0.2% in the quarter):

Mobile revenues stood at 1,143 million euros, with a year-on-year increase of 3.5% in the first nine months of the year (+1.6% in the third quarter).

•	Mobile service revenues in the first nine months of the year increased by 3.8% year-on-year (+2.3% in the quarter), underpinned by accesses growth and data revenues contribution (+3.1% year-on-year as of September; +0.3% in the quarter), despite being negatively affected by the impact of the regulatory change in the treatment of Premium SMS. Non-SMS revenues accounted for 74% of data revenues, due to the higher penetration of mobile broadband services.

Revenues from the fixed business reached 820 million euros as of September 2012 (-0.4% year-on-year; -3.8% in the quarter).

•	Broadband and new services revenues accounted for 51% of fixed business revenues (+6 percentage points year-on-year) and grew by 11.8% year-on-year (+8.0% in the quarter), reflecting the growth coming from internet, TV and content revenues, and the increase from data, IT and capacity rental revenues.

•	Voice and access revenues decreased by 10.6% year-on-year (-14.0% in the quarter) due to the net accesses loss amid a more mature market environment.

Operating expenses growth eased to 10.0% year-on-year in the first nine months of the year (+14.1% year-on-year in the first half of the year) thanks to the Company’s efficiency measures reflected in all expense items, although supplies showed the higher commercial activity in the mobile business, higher content expenses and interconnection traffic growth.

Thus, OIBDA reached 762 million euros in the first nine months of 2012 (-6.3% year-on-year; -3.8% in the quarter), with OIBDA margin at 40.4% in the year to date and 41.7% in the third quarter (-4.1 percentage points and -1.8 percentage points year-on-year respectively). It is important to note that year-on-year OIBDA comparison was affected by the sale of non-strategic towers in 2011 (11 million euros in the first nine months and 4 million euros in the third quarter).

CapEx reached 401 million euros in the first nine months of the year, with a year-on-year increase of 14.8%, mainly related to the development and improvement of the quality of fixed and mobile broadband services.

PERÚ (year-on-year changes in local currency)

In the first nine months of the year, Telefónica continued to reinforce its leadership in the market, leveraged on the advantages of its complete and integrated services offer.

The Company’s commercial offer remained focused on bundled offers in fixed business and on mobile broadband, with continued improvement of data plans to boost smartphone adoption. During the third quarter the commercial effort has been focused on the prepay segment, simplifying its offer under a unique tariff and launching loyalty campaigns.

Telefónica Peru managed 19.9 million accesses at the end of September, with year-on-year growth of 9%.

Highlights of the operating performance of the mobile business include:

•	The estimated penetration rate in the mobile market stood at 82% (+8 percentage points year-on-year).

•	The Company’s mobile accesses totalled 14.8 million, with major growth of 10% year-on-year driven by a sound performance in the contract segment, which increased by 22% year-on-year, representing 23% of total accesses (+2.4 percentage points year-on-year).

•	Net additions amounted to 800 thousand accesses during the first nine months of the year and 114 thousand accesses in the third quarter. It should be noted that from the third quarter, the Company is applying more restrictive criteria to prepay gross additions, which was reflected in total net additions. Nevertheless, it is important to note the positive trend of net additions in the contract segment, amounting to 156 thousand accesses in the third quarter and 499 thousand accesses in the first nine months of 2012.

January – September 2012 Results - TELEFÓNICA

•	Mobile broadband accesses posted strong year-on-year growth, 3 times the figure as of September 2011 and reaching a penetration of 7% of the total base.

•	Churn in the first nine months and third quarter of the year stood at 3.6%, unchanged from the first half of 2012 and down 0.3 percentage points from the second quarter of the year.

•	Traffic grew 26% year-on-year in the nine months of the year (+20% in the quarter) boosted by the good performance in outgoing traffic.

•	ARPU decreased by 2.3% year-on-year during the first nine months of the year (-1.4% in the third quarter) affected by the change in the fixed-mobile tariff and the interconnection tariff reduction applied in October 2011.

Regarding commercial activity in the fixed business the main highlights were as follows:

•	Traditional accesses at the end of September 2012 stood at 2.9 million, up 2% year-on-year, thanks to net additions of 51 thousand accesses in the first nine months of the year.

•	Retail broadband accesses amounted to 1.3 million, with strong year-on-year growth of 21% driven by net additions of 168 thousand accesses through September (+43 thousand in the third quarter).

•	The pay TV accesses stood at 885 thousand at the end of September, consolidating a strong increase of 15% year-on-year with net additions of 86 thousand accesses in the first nine months of the year (+29 thousand accesses in the quarter).

Revenues in the first nine months of 2012 totalled 1,781 million euros, with a 5.1% year-on-year growth (+5.4% in the quarter) despite adverse regulatory impacts which affected fixed-mobile calls (due to the change of call ownership and also a drop in the regulated retail rate) and the mobile interconnection rate cut in October 2011. Excluding these impacts, revenues would have increased strongly by 8.5% year-on-year in the first nine months of 2012 (+8.7% in the third quarter).

Mobile service revenues stood at 974 million euros in the first nine months, up by 7.9% year-on-year (+6.7% in the quarter).

•	Mobile service revenues posted a good performance, increasing by 9.7% year-on-year in the first nine months of the year (+8.6% in the quarter), despite the negative impact of the regulatory changes mentioned above. Excluding these effects, growth would have been 14.4% (+13.2% in the third quarter).

Mobile data revenues continued delivering a solid performance, with year-on-year growth of 39.8% compared to January-September 2011 (+53.8% in the quarter), already accounting for 17% of service revenues (+4 percentage points year-on-year), reflecting the strong growth of non-SMS data revenues (+44.3% year-on-year; +57.9% in the quarter), representing 66% of mobile data revenues (+2 percentage points year-on-year).

Revenues from fixed business stood at 908 million euros in the first nine months of 2012 and grew 1.0% year-on-year, with a significant acceleration in the third quarter (+3.2% year-on-year).

•	Revenues from broadband and new services are the driver of growth, with year-on-year growth of 13.1% (+18.7% in the quarter), and now represent 60% of fixed revenues, thanks to solid performances of revenues from Internet, TV, content and business services.

•	Voice and access revenues decreased by 13.0% year-on-year through September (-14.0% in the quarter) highly affected by the impact of regulatory changes (-7.8% year-on-year during the first nine months of the year and -8.8% in the quarter, excluding these factors).

Operating expenses grew by 8.7% in the first nine months of the year to 1,182 million euros due mainly to higher commercial costs as a result of higher commercial activity, as well as higher taxes related to the canon for the usage of radioelectrical spectrum and participation of employees. It should be noted the decrease of interconnection costs due to the reduction of mobile termination rates.

January – September 2012 Results - TELEFÓNICA

OIBDA stood at 651 million euros in January-September 2012 (+1.9% year-on-year; +10.1% in the quarter). OIBDA margin stood at 36.6% for the nine-month period (-1.2 percentage points year-on-year) and at 39.3% for the quarter (+1.5 percentage points year-on-year). It should be noted that year-on-year comparisons are affected by the sale of non-strategic towers in the third quarter of 2012 (20 million euros).

CapEx amounted to 232 million euros, representing year-on-year growth of 18.6%, focusing the investment on network deployment for broadband, both fixed and mobile, and new services.

COLOMBIA (year-on-year changes in local currency)

In the first nine months of 2012, Telefónica continued to improve its positioning in the Colombian telecommunications market and became the country’s second-largest integrated operator following the merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. ESP at the end of June.

It is noteworthy that after having brought all its services together under the Movistar brand in the last quarter, Telefónica has reinforced the convergent marketing of products by bundling fixed and mobile services in the third quarter of the year.

Thus, Telefónica in Colombia managed 14.4 million accesses at the end of September 2012, up 10% year-on-year.

The main highlights of the operating performance of the mobile business include:

•	The estimated mobile penetration rate in the market stood at 115% (+10 percentage points year-on-year).

•	The Company’s mobile accesses stood at 12.0 million, up 12% year-on-year, led by the positive performance in both, the prepay and contract segments.

•	Net additions in the first nine months of the year totalled 614 thousand accesses, with a net access loss in the quarter of 354 thousand accesses associated with the disconnection of low value prepay customers offsetting the positive performance of gross additions (+26% year-on-year in the first nine months of the year; +13% in the quarter). It is noteworthy the positive performance of the contract segment, with net additions of 196 thousand customers in the year (41 thousand in the quarter).

•	Churn stood at 3.4% in the first nine months of the year, with a year-on-year increase of 0.4 percentage points as a result of the abovementioned disconnection of low value customers.

•	Traffic managed in the first nine months of the year declined 3% year-on-year (-6% in the quarter) and maintained the trend posted in the second quarter.

•	ARPU decreased by 10.4% year-on-year in the first nine months of the year (-13.5% in the third quarter), mainly as a result of the reduction in mobile termination rates.

Regarding commercial activity in the fixed business the main highlights were as follows:

•	Traditional fixed line accesses stood at 1.4 million (-6% year-on-year), with a net loss of 50 thousand accesses in the first nine months of the year (-19 thousand in the quarter), 25% lower than the loss registered in the same period of 2011.

•	Retail broadband accesses reached 679 thousand, with year-on-year growth accelerating for the second consecutive quarter to 12%, after registering higher net additions in the third quarter than in the first half of the year (34 thousand accesses in the third quarter; 66 thousand in the first nine months of the year).

•	Pay TV accesses totalled 272 thousand, up 10% year-on-year, reflecting the Company’s effort to reposition its offer as a differential aspect of its bundling strategy, with net additions steadily improving over the year (14 thousand in the quarter, 17 thousand in the first nine months).

Revenues in the first nine months of the year totalled 1,324 million euros, up 2.3% year-on-year (-1.3% in the quarter).

Mobile revenues stood at 800 million euros as of September, up 7.0% year-on-year (+3.5% in the quarter):

•	Mobile service revenues (+7.1% in January-September; +3.6% in the quarter, both year-on-year) were affected by a lower ARPU and the reduction in mobile termination rates. Stripping out this impact, mobile service revenues would have grown by 8.9% in the first nine months of 2012 (+6.7% in the third quarter).

Data revenues posted a strong year-on-year growth of 19.4% up to September despite the deceleration registered in the quarter (+8.8% year-on-year) due to a change in the marketing strategy of SMS premium, and already accounted for 24% of service revenues (+2.5 percentage points year-on-year). Non-SMS revenues accounted for 89% of data revenues (+2 percentage points year-on-year) and grew by 22.7% year-on-year (+12.4% in the quarter).

January – September 2012 Results - TELEFÓNICA

Fixed revenues totalled 524 million euros in the first nine months of 2012 (-4.2% year-on-year; -7.9% in the quarter).

•	Broadband and new service revenues, which together accounted for 51% of total revenues, grew by 4.4% year-on-year in the first nine months of 2012, fuelled by the growth in Internet and content revenues. In the third quarter revenues decreased by 4.7% year-on-year strongly affected by the seasonality of corporate projects for the second quarter in a row.

•	Voice and access revenues posted a year-on-year decrease of 11.3% through September (-10.4% in the third quarter) due to a lower number of accesses and a highly competitive market environment.

Operating expenses totalled 916 million euros in the first nine months, a decrease of 2.2% year-on-year, as a result of the efficiency measures applied by the Company, mainly reflected in lower personnel and subcontract expenses, and lower supply costs due to the reduction in termination rates.

OIBDA stood at 443 million euros in the first nine months of 2012, up 3.0% year-on-year (+2.1% in the quarter) with an OIBDA margin of 33.5% (+0.3 percentage points year-on-year) and of 36.1% in the quarter (+1.2 percentage points year-on-year). The year-on-year comparison was affected by the sale of non-strategic towers in 2011 (17 million euros through September and 4 million euros in the third quarter of 2011) and in 2012 (2 million euros in the third quarter).

CapEx amounted to 163 million euros through September of 2012 (-31.5% year-on-year).

MEXICO (year-on-year changes in local currency)

Telefónica continues to bolster its commercial positioning in Mexico, offering products and services that focus on innovation and customer experience, and providing a unique services offering in the market.

Thus, after the significant launches in the second quarter of the year (plans billed by the second, innovation in roaming, new applications and “Movistar Total”), it is noteworthy the launch of new data plans focused on boosting the mobile broadband business development. In this regard, the Company continues to strengthen its strategy for innovation and investment, as the focus on LTE in the country demonstrates, leading its development and standing ahead of the rest of competitors. Meanwhile, it should also be noted that the agreement signed in June with Iusacell in order to significantly reinforce the coverage and capacity of the services that both companies provide, entered into effect in the third quarter.

Highlights of the operating performance of the business include:

•	The estimated mobile penetration in the market stood at 86% at the end of September 2012, stable over the previous year.

•	Telefónica’s total accesses in the country stood at 20.1 million (-6% year-on-year).

•	Mobile accesses totalled 19.1 million, down 7% year-on-year, following the application of more selective criteria to both gross additions and customer disconnections from the third quarter of 2011 with the aim of improving quality and customer base value which, accordingly, affect net additions.

•	In the first nine months of the year the churn rate stood at 3.1% (+0.5 percentage points year-on-year), but the third quarter (2.9%; -0.1 percentage points year-on-year) improved versus the previous quarter.

•	Mobile broadband accesses maintained the growth of previous quarters fuelled by the strong growth of smartphones, which were more than 3 times higher than in September 2011.

•	ARPU continued its growth trend begun in the previous quarter, increasing by 3.5% year-on-year in the first nine months of 2012, with a significant acceleration in the third quarter (+6.1%).

Revenues in the first nine months of the year totalled 1,174 million euros and remained virtually unchanged from last year (-0.7% year-on-year; stable in the quarter), with mobile service revenues improvement standing out (+1.1% in the quarter; -1.0% in the first nine months). It should be noted that the significant reduction in termination rates approved by the regulator in the second quarter of 2011 continues to affect negatively on year-on-year comparisons. Thus, excluding the effects of the reduction in termination rates, mobile service revenues would have posted solid year-on-year growth of 4.1% in the first nine months of 2012 (+2.4% in the quarter).

Data revenues increased by 20.8% year-on-year in the first nine months of 2012 (+19.4% year-on-year in the quarter) and accounted for 34% of mobile service revenues (+6 percentage points year-on-year). Non-SMS data revenues grew by 70.5% year-on-year (+62.5% in the third quarter) and already account for 37% of data revenues (+11 percentage points year-on-year).

January – September 2012 Results - TELEFÓNICA

Operating expenses posted a year-on-year growth of 1.3% in the first nine months of the year, although improving its trend versus previous quarters (-6.9% year-on-year in the quarter), mainly due to the decrease in subcontract expenses as a consequence of the commissions scheme improvement implemented last quarter and lower supplies derived from the reduction in termination rates.

OIBDA in the first nine months reflected cost-containment efforts and stood at 299 million euros (+0.6% year-on-year; +32.2% in the third quarter), with an OIBDA margin of 25.5% in the first nine months and 28.5% in the quarter (+0.3 percentage points and +7.0 percentage points year-on-year, respectively). Excluding the impact of the aforementioned reduction in termination rates, OIBDA would have grown 5.0% versus the first nine months of 2011 (+32.9% year-on-year in the quarter).

Likewise, OIBDA and OIBDA margin year-on-year trends were affected by the sale of non-strategic towers in 2012 (42 million euros in the first nine months and 27 million euros in the third quarter) and 2011 (23 million euros in the third quarter of 2011).

CapEx amounted to 159 million euros in the first nine months of 2012 (-20.9% year-on-year), and was mainly devoted to investment in capacity and coverage in 2G and 3G network deployment, as well as on distribution channels and points of sale to ensure growth in capillarity.

VENEZUELA (year-on-year changes in organic terms)

Telefónica maintained its leadership position in the market in the third quarter, thanks to its strategy on satisfying customer needs with focus on innovation, technical capacity, service quality, and improvement in tariff plans. All this was reflected in the Company’s solid operating and financial results.

On the other hand, the Company’s commitment to provide an innovative service and being a benchmark in service quality, was reflected in the concession of an additional 20 MHz in 1900 MHz band in September.

The highlights of operating performance in the businesses are as follows:

•	Estimated penetration at the end of September in the Venezuelan mobile market was 107% (+10 percentage points year-on-year).

•	Telefónica managed a total of 11.1 million accesses in Venezuela at the end of September, with a year-on-year increase of 9%.

•	Mobile accesses totalled 10.1 million, with year-on-year growth accelerating to 9% after registering net additions of 652 thousand accesses in the first nine months of the year (vs. -268 thousand accesses in the same period last year), with a sharp increase in growth in the third quarter, reaching net additions of 265 thousand accesses.

•	Mobile broadband accesses posted a significant year-on-year growth of 59.3%, driven by the strong increase in smartphones, which grew by 78.5% year-on-year and reached a penetration of 31% of total mobile accesses (+12 percentage points year-on-year).

•	Churn stood at 2.2% in the first nine months of 2012, down 0.7 percentage points year-on-year and reached 2.1% in the third quarter (-0.5 percentage points year-on-year). The contract churn stood at 0.8% in the nine months (-0.1 percentage points year-on-year) and remained as a market benchmark.

•	Traffic continued to show solid year-on-year growth with an increase of 10% in the first nine months of the year (+12% in the quarter).

•	ARPU increased by 17.7% year-on-year in the first nine months of 2012 (+17.8% in the quarter), mainly driven by growth in data.

Revenues totalled 2,305 million euros in the first nine months of the year, with year-on-year growth accelerating for the sixth consecutive quarter to 26.9% (+29.9% in the quarter). This trend reflected the strength of mobile service revenues, which increased by 23.5% in the first nine months (+25.1% in the quarter), driven by a larger customer base and ARPU growth. Excluding the impact of lower mobile termination rates, service revenues would have grown by 24.3% year-on-year in the first nine months of the year (+25.0% in the third quarter).

Data revenues posted a significant growth of 35.9% year-on-year through September, maintaining the same pace of growth in the quarter, to account for 39% of mobile service revenues (+7 percentage points year-on-year). Non-SMS data revenues accounted for 56% of data revenues (+16 percentage points year-on-year).

January – September 2012 Results - TELEFÓNICA

Operating expenses increased by 28.9% year-on-year in the first nine months of 2012, impacted by the increase in personnel expenses following the reform of the labour law. Expenses were also affected by higher commercial costs related to the increased commercial activity in the quarter.

OIBDA totalled 1,021 million euros in the first nine months, with year-on-year growth accelerating to 25.6% after increasing 32.4% in the third quarter. OIBDA margin stood at 44.3% in the first nine months of 2012 and 48.5% in the third quarter (+0.1 percentage points and +3.0 percentage points year-on-year, respectively), reflecting the continued focus on increasing efficiency levels.

CapEx amounted to 261 million euros in the first nine months and increased 9.2% year-on-year in organic terms excluding the investment in spectrum (32 million euros) of this quarter, and was mainly devoted to investment in capacity and 3G coverage, distribution channel, points of sale and call centres.

LATINOAMERICA

ACCESSES

Unaudited figures (thousands)

	2011		2012
	September	December	March	June	September	% Chg
Final Clients Accesses	194,260.6	200,760.5	205,433.8	207,908.5	210,101.4	8.2
Fixed telephony accesses (1)	24,126.6	23,960.7	23,905.3	23,860.0	23,873.7	(1.0)
Internet and data accesses	8,147.9	8,244.2	8,397.3	8,537.9	8,664.6	6.3
Narrowband	386.9	304.6	291.1	268.3	216.6	(44.0)
Broadband (2)	7,651.8	7,828.9	7,997.8	8,161.2	8,339.7	9.0
Other (3)	109.2	110.6	108.4	108.4	108.2	(0.9)
Mobile accesses	159,795.4	166,297.9	170,836.9	173,191.0	175,209.5	9.6
Prepay (4)	125,569.4	131,087.2	134,802.7	136,055.4	136,978.6	9.1
Contract	34,226.0	35,210.7	36,034.2	37,135.6	38,230.9	11.7
Pay TV (5)	2,190.6	2,257.7	2,294.3	2,319.6	2,353.6	7.4

Wholesale Accesses	53.8	50.9	49.3	44.0	47.6	(11.5)

Total Accesses T. Latam	194,314.4	200,811.3	205,483.1	207,952.5	210,149.0	8.1
Terra Accesses	572.3	641.7	691.5	660.6	673.6	17.7
Total Accesses in Latin America	194,886.7	201,453.0	206,174.6	208,613.1	210,822.6	8.2

TELEFÓNICA LATINOAMERICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2011		2012
	September	December	March	June	September	% Chg
Prepay percentage (%)	78.6%	78.8%	78.9%	78.6%	78.2%	(0.4 p.p.	)
Contract percentage (%)	21.4%	21.2%	21.1%	21.4%	21.8%	0.4 p.p.
MBB accesses (‘000)	13,724.6	16,283.3	18,554.3	21,472.4	23,657.1	72.4
MBB penetration (%)	9%	10%	11%	12%	14%	4.9 p.p.
Smartphone penetration (%)	6%	7%	8%	10%	11%	5.2 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(5)	Includes 150 thousand clients of TVA in June 2011.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September			July - September
	2012	2011	% Chg	2012	2011	% Chg
Revenues	22,578	21,317	5.9	7,615	7,339	3.8
Internal exp. capitalized in fixed assets	126	112	12.9	43	38	13.8
Operating expenses	(15,115)	(13,995)	8.0	(5,065)	(4,918)	3.0
Supplies	(5,650)	(5,477)	3.1	(1,908)	(1,885)	1.2
Personnel expenses	(2,142)	(1,895)	13.0	(705)	(675)	4.4
Subcontracts	(6,220)	(5,667)	9.8	(2,101)	(1,980)	6.1
Bad debt provision	(377)	(353)	6.7	(106)	(165)	(35.3)
Taxes	(726)	(603)	20.5	(245)	(212)	15.2
Other net operating income (expense)	57	185	(69.1)	29	76	(61.8)
Gain (loss) on sale of fixed assets	259	126	106.2	72	38	90.5
Impairment of goodwill and other assets	(0)	(2)	(96.2)	(0)	(2)	(96.2)
Operating income before D&A (OIBDA)	7,906	7,743	2.1	2,694	2,570	4.8
OIBDA Margin	35.0%	36.3%	(1.3 p.p. )	35.4%	35.0%	0.4 p.p.
Depreciation and amortization	(3,770)	(3,555)	6.0	(1,288)	(1,244)	3.5
Operating income (OI)	4,136	4,187	(1.2)	1,406	1,326	6.0

Notes:

•	OIBDA and OI before management and brand fees.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2011		2012
	September	December	March	June	September	% Chg
BRAZIL
Final Clients Accesses	82,750.8	87,172.1	90,333.7	91,136.9	92,144.8	11.4
Fixed telephony accesses (1)	11,086.6	10,977.4	10,880.9	10,767.4	10,710.9	(3.4)
Internet and data accesses	3,933.1	3,942.6	3,986.3	3,999.2	4,009.1	1.9
Narrowband	287.7	214.5	207.9	188.8	161.8	(43.8)
Broadband (2)	3,567.5	3,648.0	3,700.1	3,732.0	3,768.9	5.6
Other (3)	77.9	80.0	78.2	78.4	78.4	0.6
Mobile accesses	67,038.4	71,553.6	74,783.7	75,719.7	76,805.6	14.6
Prepay (4)	51,679.3	55,438.1	58,163.0	58,542.3	58,851.0	13.9
Contract	15,359.1	16,115.5	16,620.7	17,177.4	17,954.5	16.9
Pay TV (5)	692.7	698.6	682.8	650.5	619.3	(10.6)

Wholesale Accesses	32.0	28.0	26.9	25.7	25.0	(21.8)

Total Accesses	82,782.8	87,200.1	90,360.6	91,162.6	92,169.8	11.3

ARGENTINA
Final Clients Accesses	22,630.4	23,008.4	22,786.3	23,009.8	23,574.5	4.2
Fixed telephony accesses (1)	4,617.1	4,611.0	4,597.0	4,582.7	4,573.7	(0.9)
Fixed wireless	38.2	38.2	36.8	49.5	47.2	23.6
Internet and data accesses	1,611.1	1,630.7	1,655.0	1,685.0	1,705.0	5.8
Narrowband	43.4	35.7	28.4	26.1	2.1	(95.1)
Broadband (2)	1,567.7	1,595.1	1,626.6	1,659.0	1,702.9	8.6
Mobile accesses	16,402.2	16,766.7	16,534.2	16,742.1	17,295.9	5.4
Prepay	10,303.2	10,581.3	10,274.0	10,325.0	10,677.2	3.6
Contract	6,099.0	6,185.4	6,260.2	6,417.1	6,618.7	8.5

Wholesale Accesses	13.2	13.9	13.4	9.4	14.1	7.1

Total Accesses	22,643.6	23,022.3	22,799.7	23,019.2	23,588.6	4.2

CHILE
Final Clients Accesses	12,253.1	12,674.4	12,809.1	12,742.2	12,849.9	4.9
Fixed telephony accesses (1)	1,871.4	1,848.1	1,810.3	1,780.1	1,757.5	(6.1)
Internet and data accesses	875.1	887.4	894.9	913.8	934.3	6.8
Narrowband	6.0	5.8	5.7	5.5	5.6	(6.5)
Broadband (2)	864.9	878.1	886.0	905.4	926.0	7.1
Other (3)	4.2	3.5	3.2	2.9	2.7	(36.9)
Mobile accesses	9,125.5	9,548.1	9,703.3	9,640.3	9,750.0	6.8
Prepay (6)	6,326.0	6,732.7	6,922.7	6,818.9	7,007.5	10.8
Contract	2,799.5	2,815.4	2,780.6	2,821.5	2,742.5	(2.0)
Pay TV	381.1	390.8	400.6	407.9	408.1	7.1

Wholesale Accesses	4.9	5.2	5.3	5.2	4.8	(2.4)

Total Accesses	12,258.0	12,679.6	12,814.4	12,747.4	12,854.7	4.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(5)	Includes 150 thousand clients of TVA in June 2011.
(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2011		2012
	September	December	March	June	September	% Chg
PERU
Final Clients Accesses	18,205.6	18,766.1	19,332.8	19,694.1	19,870.2	9.1
Fixed telephony accesses (1)	2,855.8	2,848.4	2,877.2	2,908.6	2,899.0	1.5
Fixed wireless (2)	471.2	444.6	638.0	631.8	602.8	27.9
Internet and data accesses	1,070.3	1,120.4	1,182.5	1,245.0	1,287.8	20.3
Narrowband	9.8	9.4	9.7	8.6	8.3	(15.1)
Broadband (3)	1,040.3	1,090.6	1,152.2	1,215.6	1,258.6	21.0
Other (4)	20.2	20.4	20.5	20.7	20.8	3.1
Mobile accesses	13,506.8	13,998.3	14,445.2	14,684.1	14,798.4	9.6
Prepay	10,707.6	11,079.6	11,372.7	11,422.4	11,380.7	6.3
Contract	2,799.2	2,918.7	3,072.5	3,261.7	3,417.7	22.1
Pay TV	772.6	799.0	828.0	856.5	885.0	14.5

Wholesale Accesses	0.5	0.4	0.4	0.4	0.4	(7.9)

Total Accesses	18,206.0	18,766.6	19,333.3	19,694.5	19,870.6	9.1

COLOMBIA
Final Clients Accesses	13,081.0	13,746.9	14,287.7	14,719.5	14,394.9	10.0
Fixed telephony accesses (1)	1,521.0	1,480.6	1,463.3	1,450.5	1,431.0	(5.9)
Internet and data accesses	613.6	620.3	636.4	652.8	687.1	12.0
Narrowband	7.1	7.9	8.5	8.5	8.5	20.9
Broadband (3)	606.5	612.3	627.9	644.2	678.6	11.9
Mobile accesses	10,700.0	11,391.1	11,933.0	12,358.5	12,005.0	12.2
Prepay	8,047.6	8,626.8	9,076.4	9,440.0	9,045.2	12.4
Contract	2,652.4	2,764.2	2,856.6	2,918.6	2,959.8	11.6
Pay TV	246.4	255.0	255.0	257.7	271.8	10.3

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	13,084.3	13,750.2	14,291.0	14,722.8	14,398.2	10.0

MEXICO
Mobile accesses	20,515.7	19,742.4	19,210.8	19,158.4	19,076.5	(7.0)
Prepay	18,731.4	18,149.8	17,690.8	17,637.8	17,626.1	(5.9)
Contract	1,784.3	1,592.6	1,520.0	1,520.6	1,450.4	(18.7)
Fixed wireless	726.6	745.3	821.4	886.6	991.9	36.5
Total Accesses	21,242.2	20,487.7	20,032.2	20,045.0	20,068.4	(5.5)

VENEZUELA
Mobile accesses	9,246.2	9,438.7	9,695.0	9,826.4	10,091.0	9.1
Prepay	8,391.7	8,570.9	8,812.2	8,912.1	9,121.1	8.7
Contract	854.6	867.8	882.9	914.4	969.9	13.5
Fixed wireless	893.7	883.4	866.8	882.5	884.7	(1.0)
Pay TV	97.8	114.3	127.9	147.1	169.5	73.2
Total Accesses	10,237.8	10,436.4	10,689.8	10,856.1	11,145.2	8.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	From January 1st, 2012 it includes Public Use Telephony from the fixed wireless technology.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2011		2012
	September	December	March	June	September	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	512.3	530.1	547.5	561.5	579.5	13.1
Fixed Wireless	328.0	340.9	391.7	406.6	421.1	28.4
Internet and data accesses	2.9	3.0	3.3	3.0	3.0	1.8
Broadband (3)	1.8	1.8	1.8	1.7	1.6	(10.7)
Other (4)	1.2	1.2	1.5	1.3	1.4	20.7
Mobile accesses	7,018.2	7,562.5	8,085.3	8,542.7	8,871.1	26.4
Prepay	6,348.5	6,850.7	7,310.5	7,727.3	8,067.3	27.1
Contract	669.7	711.8	774.9	815.5	803.8	20.0
Total Accesses	7,533.5	8,095.6	8,636.1	9,107.3	9,453.5	25.5

ECUADOR
Mobile accesses	4,459.3	4,477.5	4,627.3	4,710.2	4,710.0	5.6
Prepay	3,758.8	3,756.5	3,887.6	3,954.1	3,936.3	4.7
Contract	700.5	721.0	739.7	756.1	773.8	10.5
Fixed Wireless	42.1	36.4	40.8	40.1	45.5	7.9
Total Accesses	4,501.5	4,513.9	4,668.2	4,750.4	4,755.5	5.6

URUGUAY
Mobile accesses	1,783.0	1,819.0	1,819.1	1,808.4	1,806.1	1.3
Prepay	1,275.4	1,300.8	1,292.9	1,275.5	1,266.3	(0.7)
Contract	507.6	518.2	526.1	532.8	539.8	6.3
Total Accesses	1,783.0	1,819.0	1,819.1	1,808.4	1,806.1	1.3

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011		2012
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	24,395	24,944	26,221	27,420	29,252	25.1
ARPU (EUR)	10.2	10.1	9.6	8.6	8.6	(7.2)

ARGENTINA
Traffic (Million minutes)	4,871	4,947	4,665	5,087	5,366	10.2
ARPU (EUR)	9.9	10.5	10.5	11.1	11.1	10.7

CHILE
Traffic (Million minutes)	3,039	3,173	3,188	3,207	3,194	5.1
ARPU (EUR)	11.7	11.6	12.0	11.7	12.4	(4.5)

PERU
Traffic (Million minutes)	4,551	4,771	4,988	5,110	5,459	20.0
ARPU (EUR)	6.0	6.3	6.5	6.4	7.0	(1.4)

COLOMBIA
Traffic (Million minutes)	4,727	4,439	4,351	4,295	4,447	(5.9)
ARPU (EUR) (2)	7.1	6.7	7.0	6.8	6.9	(13.5)

MEXICO
Traffic (Million minutes) (3)	6,004	5,754	4,454	4,505	4,292	(28.5)
ARPU (EUR)	5.1	5.1	5.5	5.5	5.7	6.1

VENEZUELA
Traffic (Million minutes)	3,714	3,816	3,766	3,885	4,153	11.8
ARPU (EUR) (4)	16.5	19.0	19.4	20.6	21.9	17.8

CENTRAL AMERICA (5)
Traffic (Million minutes)	2,564	2,676	2,754	2,738	2,743	7.0
ARPU (EUR)	5.6	5.9	5.9	5.7	5.7	(8.4)

ECUADOR
Traffic (Million minutes)	1,163	1,222	1,127	1,046	1,056	(9.2)
ARPU (EUR)	6.6	7.4	7.3	7.5	7.9	5.4

URUGUAY
Traffic (Million minutes)	781	825	827	820	858	9.9
ARPU (EUR)	10.0	10.5	10.6	10.2	10.6	6.1

Notes:

•	ARPU calculated as a monthly quarterly average.

•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	2011 and 2012 figures have been reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011		2012
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	67,136	92,081	26,221	53,641	82,894	27.1
ARPU (EUR)	10.3	10.2	9.6	9.1	8.9	(7.3)

ARGENTINA
Traffic (Million minutes)	13,842	18,788	4,665	9,751	15,117	9.2
ARPU (EUR)	9.5	9.7	10.5	10.8	10.9	15.1

CHILE
Traffic (Million minutes)	9,045	12,218	3,188	6,395	9,589	6.0
ARPU (EUR)	11.7	11.6	12.0	11.8	12.0	(3.1)

PERU
Traffic (Million minutes)	12,374	17,145	4,988	10,098	15,557	25.7
ARPU (EUR)	5.9	6.0	6.5	6.4	6.6	(2.3)

COLOMBIA
Traffic (Million minutes)	13,448	17,887	4,351	8,646	13,093	(2.6)
ARPU (EUR) (2)	6.9	6.8	7.0	6.9	6.9	(10.4)

MEXICO
Traffic (Million minutes) (3)	17,721	23,474	4,454	8,960	13,252	(25.2)
ARPU (EUR)	5.4	5.3	5.5	5.5	5.6	3.5

VENEZUELA
Traffic (Million minutes)	10,713	14,529	3,766	7,651	11,804	10.2
ARPU (EUR) (4)	15.9	16.7	19.4	20.0	20.6	17.7

CENTRAL AMERICA (5)
Traffic (Million minutes)	7,184	9,860	2,754	5,492	8,234	14.6
ARPU (EUR)	5.8	5.8	5.9	5.8	5.8	(7.7)

ECUADOR
Traffic (Million minutes)	3,497	4,720	1,127	2,172	3,228	(7.7)
ARPU (EUR)	6.5	6.7	7.3	7.4	7.6	6.7

URUGUAY
Traffic (Million minutes)	2,290	3,114	827	1,647	2,505	9.4
ARPU (EUR)	9.9	10.0	10.6	10.4	10.5	3.2

Notes:

•	ARPU calculated as a monthly quarterly average for each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	2011 and 2012 figures have been reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - September				July - September
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
BRAZIL (1) (2)
Revenues	10,252	10,725	(4.4)	2.1	3,354	3,602	(6.9)	2.3
Wireless Business (2)	6,371	6,223	2.4	9.4	2,118	2,116	0.1	9.9
Service revenues	6,105	5,869	4.0	11.1	2,007	2,016	(0.4)	9.4
Data revenues	1,576	1,383	13.9	21.7	527	501	5.1	15.5
Handset revenues	266	354	(24.8)	(19.5)	110	101	9.7	19.2
Wireline Business (2)	3,881	4,503	(13.8)	(7.9)	1,236	1,487	(16.9)	(8.5)
FBB and new services (3)	1,328	1,425	(6.8)	(0.5)	430	482	(10.8)	(2.0)
Voice & Access Revenues	2,514	3,034	(17.1)	(11.4)	793	990	(19.8)	(11.8)
Other	38	44	(13.4)	(5.5)	12	14	(16.1)	(5.6)
OIBDA	3,674	3,896	(5.7)	0.7	1,159	1,236	(6.2)	3.2
OIBDA margin	35.8%	36.3%	(0.5 p.p. )		34.5%	34.3%	0.2p.p.
CapEx (1)	1,335	1,652	(19.2)	(13.6)	372	532	(30.0)	(22.5)
OpCF (OIBDA-CapEx) (1)	2,339	2,245	4.2	11.3	786	704	11.7	22.5

ARGENTINA
Revenues	2,732	2,305	18.5	17.9	953	792	20.2	17.7
Wireless Business	1,783	1,473	21.0	20.4	624	513	21.7	19.2
Service revenues	1,620	1,358	19.3	18.7	558	476	17.2	14.9
Data revenues	709	528	34.3	33.7	257	190	35.3	32.7
Handset revenues	162	115	41.4	40.7	66	37	80.2	75.8
Wireline Business	1,040	907	14.6	14.0	359	304	18.1	15.5
FBB and new services (3)	474	373	27.0	26.4	167	126	32.0	29.2
Voice & Access Revenues	533	502	6.2	5.7	181	167	8.1	5.8
Other	33	32	2.7	2.2	12	11	12.1	9.6
OIBDA	768	782	(1.8)	(2.3)	252	272	(7.2)	(9.1)
OIBDA margin (4)	27.5%	33.1%	(5.6 p.p. )		25.9%	33.0%	(7.1 p.p. )
CapEx	290	273	6.1	5.6	115	112	3.1	1.4
OpCF (OIBDA-CapEx)	478	509	(6.1)	(6.6)	137	160	(14.4)	(16.3)

CHILE
Revenues	1,886	1,718	9.8	3.1	648	585	10.8	0.2
Wireless Business	1,143	1,038	10.2	3.5	396	352	12.3	1.6
Service revenues	1,061	960	10.5	3.8	367	325	13.0	2.3
Data revenues	203	185	9.8	3.1	72	66	10.6	0.3
Handset revenues	82	77	6.3	(0.2)	29	27	4.0	(5.8)
Wireline Business	820	774	6.0	(0.4)	279	263	6.4	(3.8)
FBB and new services (3)	421	353	19.1	11.8	146	122	19.3	8.0
Voice & Access Revenues	378	397	(4.8)	(10.6)	126	132	(4.7)	(14.0)
Other	22	24	(8.2)	(9.6)	7	8	(7.4)	(12.5)
OIBDA	762	764	(0.3)	(6.3)	270	254	6.2	(3.8)
OIBDA margin	40.4%	44.5%	(4.1 p.p. )		41.7%	43.5%	(1.8 p.p. )
CapEx	401	328	22.2	14.8	142	129	10.4	0.1
OpCF (OIBDA-CapEx)	361	436	(17.2)	(22.2)	128	126	1.8	(7.7)

Notes:

•	OIBDA is presented before management and brand fees.

•	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.

(1)	2011 results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. CapEx includes 355 million euros from the acquisition of spectrum in Brasil in the second quarter of 2011.
(2)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(4)	Margin over revenues includes fixed to mobile interconnection.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - September				July - September
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
PERU
Revenues	1,781	1,480	20.3	5.1	633	509	24.5	5.4
Wireless Business (1)	974	788	23.6	7.9	347	275	26.1	6.7
Service revenues (1)	862	686	25.7	9.7	307	239	28.4	8.6
Data revenues	148	92	60.1	39.8	55	30	81.1	53.8
Handset revenues	112	102	9.4	(4.5)	40	36	11.2	(5.9)
Wireline Business	908	786	15.6	1.0	323	265	21.9	3.2
FBB and new services (2)	543	420	29.4	13.1	199	143	39.7	18.7
Voice & Access Revenues	347	349	(0.4)	(13.0)	118	116	1.8	(14.0)
Other	18	17	3.2	(11.8)	5	6	(11.8)	(31.4)
OIBDA	651	558	16.6	1.9	249	192	29.5	10.1
OIBDA margin	36.6%	37.7%	(1.2 p.p. )		39.3%	37.8%	1.5 p.p.
CapEx	232	171	35.8	18.6	109	86	26.6	8.4
OpCF (OIBDA-CapEx)	419	387	8.2	(5.5)	140	106	31.9	11.4

COLOMBIA
Revenues	1,324	1,160	14.1	2.3	445	399	11.5	(1.3)
Wireless Business (2)	800	670	19.3	7.0	271	232	16.9	3.5
Wireless service revenues	745	623	19.5	7.1	253	216	17.0	3.6
Wireless data revenues	181	136	33.2	19.4	62	51	23.0	8.8
Handset revenues	55	47	16.9	4.8	18	16	14.6	1.3
Wireline Business (2)	524	490	6.9	(4.2)	174	167	4.1	(7.9)
FBB and new services (3)	265	227	16.5	4.4	86	80	7.8	(4.7)
Voice & Access Revenues	258	261	(1.0)	(11.3)	87	86	1.2	(10.4)
Other	1	2	(44.9)	(50.6)	0	1	(49.7)	(55.3)
OIBDA	443	385	14.9	3.0	161	140	15.2	2.1
OIBDA margin	33.5%	33.2%	0.3 p.p.		36.1%	35.0%	1.2 p.p.
CapEx	163	214	(23.5)	(31.5)	72	86	(16.1)	(25.3)
OpCF (OIBDA-CapEx)	280	172	62.8	45.9	88	53	65.8	46.7

MEXICO (T. Móviles Mexico)
Revenues	1,174	1,184	(0.8)	(0.7)	398	377	5.8	0.0
Service revenues	1,049	1,061	(1.1)	(1.0)	356	333	7.0	1.1
Data revenues	358	297	20.7	20.8	125	100	25.8	19.4
Handset revenues	125	124	1.3	1.4	42	43	(2.3)	(7.2)
OIBDA	299	298	0.5	0.6	114	81	40.1	32.2
OIBDA margin	25.5%	25.1%	0.3 p.p.		28.5%	21.5%	7.0 p.p.
CapEx	159	201	(20.9)	(20.9)	85	78	9.5	6.0
OpCF (OIBDA-CapEx)	140	96	45.4	45.6	28	3	n.m.	n.m.

Notes:

•	OIBDA is presented before management and brand fees.

•	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.

(1)	Includes earnings from fixed wireless.
(2)	2011 and 2012 figures have been reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - September					July - September
	2012	2011	% Chg		% Chg Local Cur	2012	2011	% Chg		% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	2,305	1,827	26.1		26.9	795	759	4.8		29.9
Service revenues	2,045	1,658	23.3		23.5	712	699	1.8		25.1
Data revenues (2)	800	539	48.3		35.9	292	214	36.6		35.9
Handset revenues	260	169	53.8		60.2	84	60	38.6		85.9
OIBDA	1,021	807	26.6		25.6	386	345	11.6		32.4
OIBDA margin	44.3%	44.2%	0.1 p.p.			48.5%	45.5%	3.0 p.p.
CapEx (3)	261	210	24.5		25.7	104	65	60.1		134.2
OpCF (OIBDA-CapEx) (3)	761	597	27.3		25.5	282	281	0.5		13.9

CENTRAL AMERICA (4)
Revenues	496	394	25.8		16.0	171	131	30.9		17.3
Service revenues	449	365	22.9		13.4	154	121	27.3		14.2
Data revenues	99	69	44.9		34.4	36	24	45.6		31.6
Handset revenues	47	29	62.5		49.4	16	10	65.4		56.4
OIBDA	89	102	(13.2)		(19.2)	35	30	18.2		8.3
OIBDA margin	17.8%	25.9%	(8.0 p.p.	)		20.5%	22.7%	(2.2 p.p.	)
CapEx (5)	76	111	(31.7)		(37.3)	38	24	57.3		41.7
OpCF (OIBDA-CapEx) (5)	13	(9)	c.s.		c.s.	(3)	5	c.s.		c.s.

ECUADOR (T. Móviles Ecuador)
Revenues	364	293	24.1		13.0	126	101	24.6		10.3
Service revenues	328	262	25.4		14.2	115	91	25.7		11.4
Data revenues	100	72	38.7		26.3	35	27	33.2		18.1
Handset revenues	36	32	13.9		3.7	11	10	13.9		0.2
OIBDA	130	97	33.5		21.6	47	34	37.2		21.8
OIBDA margin	35.7%	33.2%	2.5 p.p.			37.5%	34.0%	3.5 p.p.
CapEx	45	23	96.8		79.2	23	13	75.8		57.9
OpCF (OIBDA-CapEx)	85	75	14.2		4.0	25	21	14.2		0.2

URUGUAY (T. Móviles Uruguay)
Revenues	184	169	9.2		6.6	61	56	8.3		8.6
Service revenues	176	162	8.9		6.4	58	54	8.5		8.8
Data revenues	65	58	10.9		8.3	22	20	11.9		12.0
Handset revenues	8	7	15.5		12.8	3	2	3.2		3.6
OIBDA	82	76	8.5		6.0	27	24	14.1		14.5
OIBDA margin	44.5%	44.8%	(0.3 p.p.	)		44.5%	42.2%	2.3 p.p.
CapEx	10	8	17.8		15.0	4	5	(17.9)		(18.7)
OpCF (OIBDA-CapEx)	72	67	7.4		4.9	23	18	23.6		24.4

Notes:

•	OIBDA is presented before management and brand fees.

•	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2011, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	CapEx includes 32 million euros from the spectrum acquired in Venezuela in the third quarter of 2012.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(5)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012 and 68 million euros in Costa Rica in the second quarter of 2011.

January – September 2012 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe

In the first nine months of 2012, Telefónica Europe’s operations continued reinforcing their market positioning, leveraging the new commercial propositions launched in the last twelve months and the transformations initiatives put in place throughout the year to improve commercial dynamics and enhance efficiency.

In the third quarter, commercial momentum was maintained, especially in Germany and the UK, on the back of the successful new propositions, with a strong focus on smartphone adoption and data tariffs. Spain continued advancing its transformation process, with the pre-commercial launch of “Movistar Fusión” in mid-September, an innovative convergent service that integrates all the household communication needs to improve market dynamic.

Regarding third quarter financial results of Telefónica Europe in the third quarter, it is worth highlighting that OIBDA increases sequentially once again, in both absolute and margin terms. This reflects the strong cost reduction and the improvement in commercial efficiency, despite revenues pressure impacted by customer usage optimisation amid a challenging economic backdrop, strong competition, mobile termination and roaming rates cuts and new roaming commercial propositions.

Telefónica Europe’s total customer base stood at 103.0 million accesses at the end of September (-2% year-on-year), impacted by the disconnection of 2.0 million mobile accesses in Spain in the first quarter of 2012.

Regarding the operating performance of the mobile business in the first nine months, the highlights are:

•	The mobile customer base totalled 70.4 million (-2% year-on-year), with increased weight of contract customers, which account for 59% of the base at the end of the third quarter (3 percentage points higher year-on-year). Total net additions in the quarter stood at 112 thousand accesses, 1.7 times higher than the previous quarter, reflecting the improved performance of the prepay segment. Net contract additions continued to post a positive performance (265 thousand accesses in the quarter). However the sequential decreased has been impacted by the lower promotional activity in the period, ahead of the launch of the new iPhone 5, also impacting in a lower volume of handset upgrades (-12% year-on-year in the quarter; +10% in the first half of 2012), and ahead of the launch of the convergent proposition “Movistar Fusión” in the fourth quarter.

•	Mobile broadband accesses maintained a solid dynamism and reached 24.0 million, posting a18% year-on-year growth. Increased smartphone adoption led to a 33% smartphone penetration at the end of September (+8 percentage points year-on-year) and continue driving mobile broadband growth to account for 34% of mobile base (+6 percentage points year-on-year). In the third quarter smartphones represented an estimated 79% share of total handset sales.

The main highlights from the fixed telephony business in the first nine months were:

•	Retail fixed telephony accesses reached 15.9 million in September 2012 (-2% year-on-year).

•	Retail fixed broadband accesses stood at 9.5 million accesses at the end of the third quarter of 2012 (-2% year-on-year).

•	Pay TV accesses fell by 5% year-on-year to 1.0 million at the end of September 2012.

Revenues reached 22,512 million euros in the first nine months of 2012 and decreased by 6.4% year-on-year (-7.7% in organic terms) after posting a 6.8% year-on-year decline in the third quarter (-9.0% organic).

Mobile data revenues increased 6.6% year-on-year in the period to September 2012 (+3.4% in organic terms) and 5.6% in the third quarter (+0.9% organic), affected by the higher mobile broadband accesses and the higher weight of data flat rates, to represent 40% of mobile service revenues (+5 percentage points year-on-year). Data revenues continue to be driven by non-SMS data revenues, which grew 19.7% year-on-year in the first nine months (+16.8% in organic terms) and 16.8% in the third quarter (+12.6% organic). As a result, non-SMS data revenues to September account for 57% of total data revenues (+6 percentage points year-on-year).

January – September 2012 Results - TELEFÓNICA

The continuous focus to enhance the efficiency led operating expenses (14,988 million euros) to decrease 16.9% year-on-year in the first nine months of the year (-4.7% in organic terms) and 37.9% year-on-year in the quarter (-9.0% organic). It should be noted that the reported year-on-year change is affected by the booking of the provision for the workforce restructuring plan in Telefónica España (2,591 million euros) in the third quarter of 2011. Operating expenses breakdown is as follows:

•	Supplies declined 2.9% year-on-year in the first nine months to 7,343 million euros (-5.3% in organic terms), mainly due to lower interconnection costs and, to a lesser extent, lower supplies driven by the new commercial strategy of subsidies in Spain. In the third quarter the decline accelerated owing to the lower volume of handset upgrades (-7.2% year-on-year; -10.8% organic).

•	Personnel expenses (2,715 million euros in the first nine months) decreased 50.3% compared with first nine months of 2011 (-75.3% in the third quarter), mainly due to the provision included in Spain in the third quarter of 2011 mentioned above. In organic terms, personnel expenses decreased by 6.5% year-on-year in the first nine months of 2012 (-9.1% in the quarter), mainly on the back of the savings from the restructuring plan in Spain.

•	Subcontract expenses reached 4,500 million euros in the first nine months of 2012, virtually stable year-on-year (+0.9% reported; -0.6% in organic terms), reflecting the improvement in commercial efficiency. In the third quarter subcontract expenses declined 2.3% year-on-year in organic terms, primarily due to commercial cost savings.

OIBDA in the first nine months of 2012 amounted to 7,950 million euros, increasing by 23.0% year-on-year, affected by the provision for the workforce restructuring plan in Spain recognized in 2011 (-12.8% year-on-year in organic terms). It is important to highlight that OIBDA showed a sequential improvement that led OIBDA margin to reach 37.2% in the third quarter (35.3% in the first nine months), showing a sequential improvement for the second consecutive quarter (35.5% in the second quarter).

CapEx stood at 2,400 million euros in the first nine months of 2012 (-24.3% year-on-year) affected by the acquisition of spectrum in Spain in the third quarter of 2011 (669 million euros). In organic terms, CapEx decreased by 5.5% compared with the first nine months of 2011, reflecting higher commercial and investment efficiencies, which allow the Group to increase resources devoted to growth services such as third and fourth generation mobile networks as well as fibre networks, and at the same time to decrease the year-on-year total investment volume.

Operating cash flow reached 5,550 million euros in the first nine months of 2012 (+68.6% reported; -15.6% in organic terms).

TELEFÓNICA ESPAÑA

Telefónica España’s results for the first nine months of 2012 reflect the transformation strategy started in the second half of 2011, based on three cornerstones: the tariff repositioning, the new commercial model for handsets, focused in customer loyalty and introduced in March 2012, and the continuous focus on quality of service with the aim of improving customer experience.

This strategy has enabled the Company, amid intense competition, to increase customer loyalty and to reduce churn rates—thanks to higher customer satisfaction and a reduction in complaints—and in pararell, to improve commercial and CapEx efficiency, which is reflected in significant commercial cost savings and lower investment requirements.

All these measures, along with the savings in personnel expenses, positively contributed to reduce costs, resulting in resource optimisation and a sequential improvement in OIBDA in the third quarter, both in absolute terms and margin, for the second consecutive quarter despite the increased pressure on revenues. It is also worth highlighting the year-on-year improvement of the third quarter OIBDA margin (+1.0 percentage points) excluding the impact of the provision for the restructuring plan in the third quarter of 2011.

Against this backdrop, the Company moved a step forward in its transformation process on 1 October with the launch of “Movistar Fusión”, a convergent offer aimed at improving market dynamism, leveraging the development of fibre and differential TV contents. In this sense, the lower Company’s commercial activity in the quarter was affected by the limited promotional activity ahead of the imminent launch of “Movistar Fusión”.

January – September 2012 Results - TELEFÓNICA

“Movistar Fusión” is an innovative product which covers all the household’s communication needs in a simple offer at a highly competitive price. From 49.9 euros per month, it includes the fixed telephony monthly fee, 10 Mb ADSL, calls to domestic fixed lines, 500 minutes of fixed-to-mobile calls at weekends and 50 minutes of calls within the week, a mobile contract with 500 minutes of calls to any destination and 1 GB of mobile data. Moreover, customers have the option of adding the services of fibre with 100 Mb and pay TV (Imagenio Familiar) in the covered areas for 10 and 30 euros extra per month respectively. The customer can also include additional mobile lines in the offer adding 20 euros to the monthly fee.

At the end of September 2012, Telefónica España managed a total of 43.5 million accesses (-7% year-on-year), affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter.

Regarding the fixed business operating performance it is worth to highlight:

•	Retail fixed telephony accesses stood at 11.8 million (-6% vs. September 2011), with a net loss of 177 thousand accesses in the third quarter, 25% lower than in the same quarter of the previous year. This loss was 53% offset by net growth in wholesale accesses, which continue to generate revenues for the Company.

•	Retail fixed broadband accesses amounted to 5.6 million, virtually stable year-on-year (-0.5%). The performance in the third quarter of 2012 (-33 thousand accesses) reflects the decline in gross additions (-12% year-on-year) amid lower overall market growth, very intense competition and limited Company’s promotional activity. However, churn performance continued to highlight, standing in the quarter at 1.9% (-0.4 percentage points year-on-year), thanks to the positive impact of customer repositioning in the new portfolio (76% of customers in the residential segment were already enjoying these new tariffs at the end of September).

Additionally, the growth in fibre customers remained steady, with 245 thousand connected households at the end of September, accounting for 12% of passed households with this technology (around 2 million homes, double the figure in September 2011). It is worth noting that these customers have higher ARPU and a lower churn compared with ADSL customers.

•	Pay TV accesses stood at 760 thousand at the end of September (-6% year-on-year). Performance in the quarter (-33 thousand accesses) was impacted VAT increase applied to the service since September (from 8% to 21% previously) and the communication to customers of the increase in the service’s price as of October.

•	The wholesale accesses amounted to 4.3 million (+12% year-on-year), fuelled by growth in unbundled loops (+17% year-on-year).

In the wireless business it should be highlighted:

•	The Company’s mobile accesses stood at 21.0 million (-13% year-on-year), affected by the disconnections of inactive accesses in the first quarter, with the contract segment representing 74% of the total. The decline in the quarter (-364 thousand accesses) reflects the lower gross additions (-57% year-on-year) amid increased competition, with aggressive prices offers and higher handset subsidies from some operators, and the regulatory change in the portability timeframe to one day, effective from 1 June, that caused a higher negative net portability balance than in the previous quarter. Moreover, net additions continued to be affected by the ongoing migration of USB modems to integrated multidevice tariffs.

•	Particularly noteworthy was the excellent performance of churn, which remains at historically low levels thanks to take-up of the new tariff portfolio, of which 57% of contract mobile customers in the residential segment are already enjoying. It should be noted that contract churn performed especially well, declining by 0.4 percentage points year-on-year in comparable terms to 1.4% in the third quarter (in line with the previous quarter). Total churn stood at 1.9% in the first nine months of 2012 (1.7% in the quarter).

•	Mobile broadband accesses remained strong, posting a year-on-year growth of 12.4% despite the impact of the aforementioned migration of USB modems to multi-device tariffs. Smartphone sales in the quarter were 78% of total handset sales, leaving penetration of the mobile access base at 34% at the end of September (+12 percentage points year-on-year).

January – September 2012 Results - TELEFÓNICA

•	Traffic declined by 8.6% year-on-year in the first nine months of 2012 (-10.2% in the quarter), reflecting lower customer usage in an environment of private consumption contraction.

•	ARPU fell by 14.8% year-on-year in comparable terms in the first nine months and by 16.1% in the quarter, reflecting usage optimization by customers, the lower prices in the new tariff portfolio and the reduction in mobile termination rates (with an additional 14.5% cut from April).

In comparable terms, voice ARPU dropped by 20.2% year-on-year in the first nine months of 2012 (-20.5% in the quarter), while data ARPU grew by 1.3%, accounting for 30% of total ARPU. The performance of data ARPU in the quarter (-3.9% year-on-year) reflects the lower data revenues impacted among other factors by the lower number of USB modems.

The Company’s revenues amounted to 11,364 million euros in the first nine months of the year (-12.9% year-on-year; -15.3% in the quarter), primarily reflecting the performance of accesses and the decline in ARPU across all services in the current macroeconomic and competitive environment.

Fixed line revenues (7,185 million euros in the first nine months of 2012) declined 9.6% year-on-year and 11.0% in the third quarter, in line with the previous quarter (-10.8% year-on-year in the second quarter).

Breakdown by components:

•	Access and voice revenues (3,505 million euros) fell 13.2% year-on-year (-15.1% in the quarter). Access revenues (1,144 million euros) declined by 9.4% year-on-year (-9.0% in the quarter), primarily driven by the access performance. Meanwhile, voice revenues (2,061 million euros) declined by 15.7% year-on-year (-19.0% in the quarter) due to the growing weight of flat rates and traffic bundles (76% of total fixed telephony accesses).

•	Broadband and new services revenues fell by 4.9% during the first nine months of 2012 (-5.0% in the quarter) to 3,310 million euros. Retail revenues (1,388 million euros) fell by 14.1% (-16.5% in the quarter), reflecting the 12.1% decline in the effective broadband ARPU to stand at 28.3 euros (-15.1% in the quarter). ARPU is impacted by the migration of customers to the new tariffs, although a better performance is noticed in September, as it is the first anniversary of the new tariffs launch. Wholesale revenues (441million euros) increased by 12.9% year-on-year in the first nine months (+10.8% in the quarter).

Data revenues (1,031 million euros) fell by 0.9% year-on-year to September (+2.3% in the quarter) whereas IT services revenues (445 million euros) posted a 4.3% year-on-year growth compared with the first nine months of 2011 (+8.4% in the quarter) due to the seasonality of projects.

Mobile business revenues amounted to 4,946 million euros during the first nine months of 2012 (-16.2% year-on-year). Revenues fell by 19.8% in the quarter due to a larger decline in revenues from handset sales. It should be noted that in the second quarter of 2012 revenues included a positive impact of 62 million euros from the new commercial model for handsets, with no material impact on OIBDA. Breakdown by components is as follows:

•	Mobile service revenues (4,142 million euros) fell by 17.8% year-on-year during the nine-month period, mainly driven by ARPU performance and the additional cuts in the mobile termination and roaming rates since April and July respectively. In the quarter, service revenues improved sequentially (-17.1% year-on-year vs. -18.4% in the second quarter) thanks to the lower level of handset upgrades in the quarter (-32% year-on-year in the third quarter versus +19% in the second), as upgrades are recognized as lower revenues (loyalty programme). Excluding the aforementioned regulatory effects and the impact from the new roaming tariffs, service revenues fell by 15.9% year-on-year in the first nine months of 2012 (-15.1% in the quarter). Breakdown by component:

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Customer revenues (3,624 million euros) decreased by 17.0% in year-on-year terms over the first nine months of the year, mainly due to lower ARPU. In the third quarter the year-on-year decline stood at 16.5%, affected by the abovementioned impact of the loyalty programme.

Mobile data revenues (1,216 million euros) declined by 2.4% year-on-year to September, despite non-SMS revenues growth (+11.1% year-on-year) which account for 84% of total data revenues (+10 percentage points year-on-year) and are offset by the lower SMS and Premium SMS revenues impacted by the change in the latter marketing strategy since November 2011 (-67% year-on-year in revenue to September).

January – September 2012 Results - TELEFÓNICA

In the third quarter data revenue declined 8.6% year-on-year on the back of a lower growth in connectivity revenues (non-SMS), which despite increasing, did not offset the lower SMS and Premium SMS revenues. This deceleration was explained by: i) the higher weight of data flat rate versus pay per use tariffs, which reduced the seasonal traditional positive impact from higher data usage in the third quarter ii) the lower volume of handset upgrades above mentioned and associated data tariffs iii) the lower data roaming revenues following the regulatory change in July.

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Interconnection revenues (366 million euros) fell by 27.7% during the first nine months of the year (-30.3% in the quarter), affected by the mobile termination rate cuts and lower usage. Roaming-in revenues (89 million euros) fell by 12.6% year-on-year (-9.6% in the quarter), affected by lower traffic and the new roaming rates.

•	Revenues from handset sales amounted to 804 million euros in the first nine months (-7.4% year-on-year). In the quarter they declined by 38.5% year-on-year, reflecting the fall in handset sales associated with the change in the Company’s commercial model. Excluding the above mentioned impact of 62 million euros recognised in the second quarter of 2012, handset sale revenues declined by 14.5% year-on-year in the first nine months.

Operating expenses stood at 6,504 million euros for the first nine months, a year-on-year decrease of 35.1%, affected by the recognition in the third quarter of 2011 of the provision for the restructuring plan, which amounted to 2,591 million euros. Excluding this effect, expenses would fall by 12.4% year-on-year, with the pace of decline accelerating significantly in the quarter (-19.1% year-on-year), reflecting the ongoing efforts to contain all cost areas. Breakdown by components:

•	Supply costs (2,499 million euros) dropped by 14.3% year-on-year, mainly due to lower mobile interconnection costs. In the quarter, these costs fell by 23.1% year-on-year reflecting the lower expense on mobile handsets following the introduction of the new commercial policy. Subcontracting expenses amounted to 2,003 million euros in the first nine months, a year-on-year reduction of 9.3% (-11.6% in the quarter).

Both items illustrate the impact of lower commercial expenses (-13.9% year-on-year; -24.4% in the quarter), stemming from the new commercial model and the Company’s strategy to improve quality and customer satisfaction.

•	Personnel expenses (1,689 million euros) declined 62.2% year-on-year, affected by the restructuring provision recognized in the third quarter of 2011 (2,591 million euros). Excluding this impact, personnel expenses would fall by 10.1% year-on-year in the first nine months of the year (-13.9% in the quarter), reflecting the savings from the redundancy programme (183 million euros to September). Telefónica España had 31,510 employees at the end of September 2012 (-10.5% year-on-year).

•	Taxes fell by 22.9% year-on-year in the first nine months of 2012, while bad debt provisions accounted for 0.7% of revenues in the same period.

As a result, OIBDA in the first nine months of the year amounted to 5,120 million euros, compared with 3,332 million euros a year earlier. Excluding the provision for the redundancy plan recognized in the second quarter of 2011, OIBDA in the first nine months of the year would decline by 13.6% year-on-year, as it did in the first half of 2012, despite the increased pressure on revenues, while the OIBDA margin that stands at 45.1%, would remain virtually stable year-on-year (-0.3 percentage points).

In absolute terms OIBDA grows sequentially again in the third quarter of 2012, amounting to 1,733 million euros, leaving the OIBDA margin at 47.5%, with a quarter-on-quarter improvement of 2.5 percentage points. Excluding the impact of the personnel expense provision in 2011, OIBDA would fall by 13.4% in the third quarter while the margin improves by 1.0 percentage points year-on-year. It should be noted that this performance was affected in the third quarter of 2012, by capital gains of 16 million euros from the sale of non-strategic towers, impact offset by other expense provisions, and in the third quarter of 2011, by capital gains from the sale of non-core assets (33 million euros).

CapEx for the first nine months of the year stood at 1,180 million euros (-43.5% year-on-year), down 16.9% year-on-year excluding the impact of the acquisition of spectrum recognised in the third quarter of 2011 (669 million euros). The improvement in the quality indexes that have produced a reduction in the level of complaints and churn translate into a greater investment efficiency, permitting an increase in the resources devoted to growth areas such as fibre (+44.8% year-on-year), while at the same time reducing sustainably total investment volume. Additionally, CapEx decline reflects the rationalization in systems and the efforts in prioritising the development of new services.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA UK (year-on-year changes in local currency)

Commercial momentum from the first half of 2012 was maintained in the third quarter, in a highly competitive market, with the strong performance of contract net additions leading to stable year-on year trends in total revenues.

Robust contract net additions reflect the continued success of the “On&On” smartphone tariffs, reinforcing our tiered data strategy, which also helped to maintain the low level of churn. Gross additions continued to increase, despite lower high-end smartphone subsidies.

In parallel, the Company’s focus on efficiency and lower trading activity in upgrades has led to improving year-on-year OIBDA trends and OIBDA margin, with both metrics also growing sequentially in the third quarter.

The Company is taking action to improve the stability of the network and rebuild confidence in O2, by removing the Central User Database provided by one of the suppliers, which has suffered two different faults in the last few months.

Telefónica UK has also been able to bring forward the date when spectrum will be cleared for LTE use, so that it will be available for 4G services in the first half of 2013, five months ahead of the previous schedule. It should be highlighted that our network sharing agreement with Vodafone was recently cleared by the Office of Fair trading allowing us to strengthen our existing network collaboration, broadening our coverage and laying the foundations for our 4G network.

Total access base reached 23.5 million at the end of September 2012 (+2% year-on-year), mainly driven by the strong growth in the contract mobile base.

In terms of mobile operating performance in the first nine months of the year it should be highlighted that:

•	The mobile customer base stood at 22.5 million at the end of September 2012 (+1% year-on-year), with the mobile contract customer base being the driver of this growth (+8% year-on-year). As such, the contract mix rose 3 percentage points year-on-year to account for 52% of the mobile base.

•	Total net additions in the first nine months totalled 316 thousand and 111 thousand in the third quarter (vs. net disconnections in the same periods of 2011). Contract net additions reached 679 thousand in the nine months of 2012 (+155% year-on-year), keeping the positive momentum in the third quarter of the year (206 thousand net additions; +127% year-on-year) despite the highly competitive market.

•	Total churn continued improving in the third quarter to reach 2.7% (-0.4 percentage points year-on-year; 2.8% in the nine months to September 2012; -0.2 percentage points year-on-year), with contract churn remaining at low levels in the first nine months at 1.0% and in the third quarter at 1.1% (-0.1 percentage points year-on-year in both cases).

•	Smartphone penetration reached 44% at the end of September of 2012 (+8 percentage points year-on-year), on the back of the successful adoption of the “On&On” propositions. Nearly 89% of contract handset sales in the first nine months of 2012 were smartphones.

•	The Tesco Mobile joint venture (not included in the Company’s total customer base) maintained its good momentum, with 113 thousand net additions in the third quarter to reach 3.3 million customers at the end of the quarter (+20% year-on-year), with the contract base doubling year-on-year to reach 1.1 million.

•	Voice traffic decreased 7% year-on-year in the third quarter, as a result of the continued impact of usage optimisation and the lower prepay base (-5% year-on-year in the first nine months of 2012).

•	ARPU in the first nine months decreased by 9.2% year-on-year (-10.5% in the third quarter), driven by regulatory cuts (MTRs and new roaming regulation) coupled with strong competitive pressure. Excluding mobile termination rate cuts, ARPU would have declined 5.9% in the nine months to September (-7.0% in the third quarter). Voice ARPU declined 17.7% year-on-year in the nine months to September 2012 (-19.8% in the third quarter). Data ARPU grew in the first nine months 1.3% year-on-year (+0.4% in the third quarter) as a result of the success of our tiered data strategy.

January – September 2012 Results - TELEFÓNICA

Revenues totalled 5,234 million euros in the nine months to September (-5.6% year-on-year; -5.4% in the third quarter).

Mobile service revenue reached 4,579 million euros in the nine months to September 2012, a decline of 8.7% year-on-year (-9.6% year-on-year in the third quarter). Mobile service revenues were negatively impacted by the new roaming regulation which came into place in July coupled with mobile termination rate cuts. Excluding these impacts, mobile service revenues would have declined 4.7% in the third quarter (-5.1% in the second quarter).

The increased smartphone penetration and the successful adoption of tiered data plans drive non-SMS data revenue growth (+17.9% year-on-year in the first nine months of the year; +16.9% in the third quarter). Total data revenues grew 1.9% year-on-year in the nine months to September 2012 (+1.6% in the third quarter) to account for 50% of mobile service revenues (+5 percentage points year-on-year).

Operating expenses grew 0.5% year-on-year in the first nine months, with commercial cost stable (+0.9% year-on-year) as customers delayed upgrades (-8.8% year-on-year in the third quarter), coupled with the impact of lower handset subsidies and lower advertising expenses also contributing to this stabilisation. Additionally, the declining levels of churn are also positively impacting the evolution of commercial expenses.

As a result, OIBDA totalled 1,190 million euros in the first nine months, with a significant improvement in the third quarter (-10.2% year-on-year in the quarter; -21.4% in the nine months to September). It should be highlighted the positive impact of the outcome of the Court of Appeal’s ruling to not allow variable wholesale termination charges for calls to 080, 0845 and 0870 numbers which partly offsets revenue pressure. As such, OIBDA margin improved quarter-on-quarter (25.3% in the third quarter vs. 23.4% in the second quarter), leading to a 22.7% margin for the first nine months of the year.

CapEx reached 544 million euros in the nine months to September 2012 (flat year-on-year). The Company continued to improve the coverage (3G coverage over 90% at the end of September) and capacity of its mobile network whilst efficiencies in network rollout continued to be delivered through the refarming of 900 MHz spectrum in urban areas.

TELEFÓNICA GERMANY

Telefónica Germany has posted continued strong commercial performance in the third quarter, with solid net additions, especially in the consumer contract segment and sustained low churn levels. This good operating performance flows into financials with continuous revenue growth and acceleration in OIBDA year-on-year growth in the third quarter.

The Company is well positioned to take advantage of the significant growth opportunities in the German market around mobile data in a very competitive environment, leveraging the success of the “O2 Blue” smartphone tariffs, its regional focus, as well as the introduction of LTE as a premium speed choice in selected tariffs, with the deployment of LTE accelerating, on track to reach 15% of population by the end of 2012.

Telefónica Germany’s total access base grew 4% year-on-year to reach 25.3 million at the end of September 2012. Operating highlights are as follows:

•	The contract mobile customer base increased strongly by 10% year-on-year to account for 52% of the mobile base at the end of September 2012 (+2 percentage points year-on-year). Total mobile customer base reached 19.1 million accesses (+5% year-on-year).

•	The success of the multi-brand portfolio strategy led to a significant increase of total net additions over the previous quarter (280 thousand in the third quarter vs. 239 thousand in the second quarter), to reach 734 thousand in the first nine months of 2012. Contract net additions totalled 653 thousand in the first nine months of the year and remained solid in the third quarter at 171 thousand.

•	Contract churn continued declining to 1.5% in the first nine months and to 1.4% in the third quarter (-0.2 percentage points year-on-year in both cases; flat quarter-on-quarter), while total churn stood at 2.2% in the nine months to September 2012 (stable year-on-year and in the third quarter).

•	The success of the Company’s strategy on increasing penetration of smartphones (95% of total handset shipments in the quarter) and associated tariffs led to a smartphone penetration increase of 6 percentage points year-on-year to 24% at the end of September.

January – September 2012 Results - TELEFÓNICA

•	Voice traffic rose by 6% year-on-year in the first nine months of the year (+5% in the third quarter) driven by the increasing contract base.

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ARPU[1] evolution remained stable over the previous quarters, with a 1.7% increase year-on-year in the first nine months (+0.3% in the third quarter), on the back of the improving customer mix and successful data monetisation.

Data ARPU continued its strong growth, increasing by 10.6% in the nine months to September (+8.1% in the third quarter), driven by the higher smartphone penetration and the success of tiered data pricing schemes incentivising the upselling to higher value bundles, with steady increase in mobile data usage by our customers. Voice ARPU declined 4.5% year-on-year in the first nine months (-5.2% in the third quarter) as a result of customers adopting integrated tariffs with different allowances in terms of voice consumption.

•	Retail broadband fixed internet accesses totalled 2.4 million at the end of September (-7% lower than a year ago).

Revenues reached 3,871 million euros in the first nine months of the year, with a solid year-on-year growth of 4.5% (+4.1% in the third quarter).

Total mobile revenues reached 2,832 million euros in the first nine months of 2012, an increase of 7.5% year-on-year (+6.9% in the quarter).

Mobile service revenue showed a sound growth of 8.1% in the first nine months of 2012, on the back of customer base expansion and ARPU growth. In the third quarter, mobile service revenue increased 5.6% year-on-year, a lower rate than in the previous quarters. The slowdown in mobile service revenue growth is on the back of an exceptional third quarter of 2011 (+9.1% year-on-year excluding the impact of mobile termination rate cuts), while in 2012 there was lower trading of contract volumes and related ARPU that although is stable quarter-on-quarter, is below outstanding level of the third quarter of 2011.

Non-SMS revenue data grew by 31.7% year-on-year in the first nine months (+28.3% in the third quarter), being a key driver to the mobile revenue performance. Mobile data revenues grew 18.0% year-on-year in the nine months to September 2012 (+14.2% in the third quarter), accounting for 44% of mobile service revenues (+4 percentage points year-on-year).

Fixed revenues declined 3.1% year-on-year in the first nine months of the year, a stable performance vs. previous quarters (-3.4% year-on-year in the third quarter).

OIBDA totalled 986 million euros in the nine months to September 2012, a robust increase of 13.0% year-on-year, accelerating its year-on-year growth trend in the third quarter (+13.9% vs. +12.0% in the second quarter). Revenue growth, scale improvements and further efficiency measures have led to an OIBDA margin expansion of 2.4 percentage points year-on-year and a sequential improvement of 1.5 percentage points to 27.2% in the third quarter. In the first nine months OIBDA margin increased 1.9 percentage points year-on-year to reach 25.5%.

CapEx amounted to 452 million in the first nine months (+21.3% year-on-year). CapEx accelerated its growth rate in the third quarter as the Company continues to invest to support growth with deployment of the LTE network and 3G capacity increase to support future data growth. It should be noted that the year-on-year change cannot be extrapolated to the fourth quarter given the different levels of investment execution throughout the year.

TELEFÓNICA CZECH REPUBLIC (year-on-year changes in constant currency)

Telefónica Czech Republic recorded solid commercial results in the third quarter with continuous growth of trading activity and low churn in the mobile business, while the fixed business posted a sustained increase of retail broadband customers.

Total accesses, including Slovakia, recorded a solid increase of 4% to total 9.1 million at the end of September.

[1]	Revenues from the “My Handy” model are not reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

January – September 2012 Results - TELEFÓNICA

Main highlights of mobile operating performance were:

•	The total mobile customer base in the Czech Republic reached 5.0 million at the end of the quarter, a 3% year-on-year increase, driven by sustained growth in the contract segment (+5% year-on-year), which already accounts for 63% of the base (+1 percentage point year-on-year). This performance is supported by the continued customer migration from prepaid propositions, a strong increase in Corporate/SMEs segments, higher smartphone penetration and a low churn.

•	Contract net additions in the nine months to September totalled 91 thousand (27 thousand in the quarter). Total net additions reached 82 thousand in the first nine months (57 thousand in the quarter), with a marked change in the performance of the prepaid segment (+30 thousand net additions in the quarter vs. -38 thousand up to June).

•	Telefónica Slovakia’s customer base totalled 1.3 million customers (+20% year-on-year). Net additions of 128 thousand in the first nine months (42 thousand in the quarter) were primarily driven by solid contract net additions (113 thousand in the first nine months; 37 thousand in the quarter), leading the contract segment to account for 47% of the base (+6 percentage points year-on-year).

•	Contract churn in the Czech business remained low at 1.0% in the nine months to September (-0.2 percentage points year-on-year) driving down total churn to 1.7% (-0.1 percentage points year-on-year). In the third quarter, churn declined 0.3 percentage points year-on-year to 1.6%, with contract churn declining 0.1 percentage points to 1.0%.

•	The Company continued its support of smartphone sales via best price guarantee proposition for bestselling smartphones, leading to smartphone sales of close to 72% of total handset sales in the quarter. As a result, smartphone penetration reached 12% at the end of the quarter, up by 4 percentage points year-on-year.

•	Traffic grew by 7% in the first nine months and in the quarter, supported by successful contract propositions.

•	ARPU year-on-year decline has stabilised at 7.0% in the nine months to September 2012 (-6.9% in the quarter) with lower voice ARPU dilution. The year-on-year decline is mainly driven by the intense competitive environment. Data ARPU declined 3.9% year-on-year in the first nine months (-6.3% year-on-year in the third quarter) as a result of SMS bundling.

The fixed business main operating highlights in the nine months of 2012 were:

•	Fixed telephony accesses totalled 1.5 million at the end of September, with 22 thousand net losses in the third quarter.

•	Retail broadband internet accesses continued to grow (+8% year-on-year) to reach 892 thousand at the end of September (52 thousand net additions in the first nine months; 19 thousand in the quarter). VDSL continued to get traction and 238 thousand customers have already subscribed for the upgraded service, accounting for 30% of the xDSL residential base.

•	Pay TV customers totalled 140 thousand at the end of September 2012 (+7% year-on-year), a relevant achievement in a stagnant pay TV market in the Czech Republic.

Revenues for the Czech Republic and Slovakia reached 1,502 million euros in the first nine months of 2012 (-3.4% year-on-year; -4.0% in the quarter). Slovakia revenues continued to show strong growth of 25.0% in the nine months to September (+21.6% year-on-year in the quarter) and reached 142 million euros.

Fixed revenues totalled 630 million euros in the first nine months of the year (-6.0% year-on-year; -5.0% in the third quarter), showing improving trends as a result of growing ICT revenues.

Mobile revenues for the nine months to September 2012 reached 872 million euros (-1.5% in the first nine months of the year; -2.8% year-on-year in the third quarter) mainly as a result of lower handset sales. Mobile service revenues totalled 830 million euros in the first nine months (-1.5% year-on-year; -1.7% in the third quarter). Weak spend patterns across segments and MTR cuts continued to be the key drivers for the decline, while mobile service revenues in Slovakia maintained its steady growth. Excluding mobile termination rate cuts, mobile service revenues would grow by 1.1% in the first nine months.

Operating expenses reached 921 million euros in the first nine months of the year (+0.6% year-on-year), with further personnel expenses savings, while higher trading activity led to increased commercial expenses. In the first nine months of the year, the Company recorded restructuring expenses of 10 million euros (7 million euros in the first nine months of 2011).

January – September 2012 Results - TELEFÓNICA

OIBDA in the nine months to September 2012 totalled 615 million euros (-8.0% year-on-year; -11.7% year-on-year in the third quarter), with efficiency measures, sale of non-core assets (9 million euros in the first quarter of 2012) and improved profitability in Slovakia not fully compensating revenue pressure and higher commercial activity. OIBDA margin was 41.0% in the first nine months and 41.9% in the quarter (-2.1 percentage points and -3.7 percentage points, respectively year-on-year).

CapEx reached 158 million euros in the first nine months of 2012 (+7.2% year-on-year). Investments were focused on further expansion of 3G network coverage in the Czech Republic and Slovakia and upgrading fixed broadband networks.

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2011		2012
	September	December	March	June	September	% Chg
Final Clients Accesses	99,703.6	99,909.7	97,849.3	97,642.2	97,366.0	(2.3)
Fixed telephony accesses (1)	16,320.9	16,158.5	16,378.5	16,178.4	15,948.2	(2.3)
Internet and data accesses	10,285.4	10,248.3	10,193.4	10,144.4	10,026.4	(2.5)
Narrowband	554.7	519.8	494.0	490.6	470.2	(15.2)
Broadband	9,682.8	9,680.4	9,651.6	9,608.0	9,510.7	(1.8)
Other (2)	47.8	48.2	47.7	45.9	45.5	(4.8)
Mobile accesses (3)	72,079.4	72,450.7	70,247.7	70,315.0	70,427.3	(2.3)
Prepay (4)	31,502.8	31,159.7	29,333.6	28,942.5	28,790.3	(8.6)
Contract (5)	40,576.6	41,291.0	40,914.1	41,372.5	41,637.0	2.6
Pay TV	1,017.9	1,052.2	1,029.7	1,004.4	964.1	(5.3)

Wholesale Accesses (6)	5,126.2	5,245.1	5,389.1	5,496.3	5,605.9	9.4

Total Accesses	104,829.9	105,154.8	103,238.3	103,138.5	102,972.0	(1.8)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2011		2012
	September	December	March	June	September	% Chg
Prepay percentage (%)	43.7%	43.0%	41.8%	41.2%	40.9%	(2.8 p.p.	)
Contract percentage (%)	56.3%	57.0%	58.2%	58.8%	59.1%	2.8 p.p.
MBB accesses (‘000)	20,307.3	21,934.8	22,616.1	23,429.1	24,004.8	18.2
MBB penetration (%)	28%	30%	32%	33%	34%	5.9 p.p.
Smartphone penetration (%)	25%	27%	30%	32%	33%	7.8 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	Retail circuits other than broadband.
(3)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(4)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(6)	Includes unbundled lines by T. Germany and T. UK. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September			July - September
	2012	2011	% Chg	2012	2011	% Chg
Revenues	22,512	24,045	(6.4)	7,436	7,982	(6.8)
Internal exp. capitalized in fixed assets	342	350	(2.4)	104	107	(3.2)
Operating expenses	(14,988)	(18,034)	(16.9)	(4,781)	(7,694)	(37.9)
Supplies	(7,343)	(7,561)	(2.9)	(2,293)	(2,472)	(7.2)
Personnel expenses	(2,715)	(5,467)	(50.3)	(873)	(3,536)	(75.3)
Subcontracts	(4,500)	(4,462)	0.9	(1,485)	(1,483)	0.1
Bad debt provision	(183)	(230)	(20.3)	(51)	(74)	(31.9)
Taxes	(247)	(315)	(21.4)	(79)	(129)	(39.1)
Other net operating income (expense)	(8)	51	c.s.	(22)	28	c.s.
Gain (loss) on sale of fixed assets	98	54	82.1	30	44	(32.0)
Impairment of goodwill and other assets	(5)	(2)	102.3	(2)	(1)	n.m.
Operating income before D&A (OIBDA)	7,950	6,463	23.0	2,765	467	n.m.
OIBDA Margin	35.3%	26.9%	8.4 p.p.	37.2%	5.9%	31.3p.p.
Depreciation and amortization	(3,763)	(3,783)	(0.5)	(1,269)	(1,279)	(0.8)
Operating income (OI)	4,187	2,681	56.2	1,496	(812)	c.s.

Notes:

•	OIBDA and OI before management and brand fees.
•	Personnel expenses reflect the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591 million euros).
•	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from both consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T. Europe includes T. España. As a result, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2011		2012
	September	December	March	June	September	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	43,128.6	43,023.8	40,192.4	39,770.5	39,155.7	(9.2)
Fixed telephony accesses (1)	12,494.7	12,305.4	12,103.5	11,947.5	11,770.5	(5.8)
Naked ADSL	36.3	34.4	32.4	30.6	28.4	(21.6)
Internet and data accesses	5,729.6	5,710.9	5,694.6	5,706.8	5,665.4	(1.1)
Narrowband	103.7	84.4	78.0	77.0	69.4	(33.1)
Broadband (2)	5,607.3	5,608.6	5,599.5	5,613.2	5,579.8	(0.5)
Other (3)	18.5	17.9	17.2	16.6	16.2	(12.5)
Mobile accesses (4)	24,099.9	24,174.3	21,581.4	21,323.7	20,960.2	(13.0)
Prepay (5)	7,440.5	7,359.4	5,735.4	5,541.9	5,359.6	(28.0)
Contract (6)	16,659.4	16,814.9	15,846.0	15,781.8	15,600.6	(6.4)
Pay TV	804.4	833.2	812.9	792.4	759.6	(5.6)

Wholesale Accesses	3,854.5	4,031.9	4,150.7	4,222.4	4,310.7	11.8
WLR (7)	415.3	440.6	461.8	470.9	479.6	15.5
Unbundled loops	2,752.2	2,881.1	2,984.1	3,060.7	3,157.9	14.7
Shared ULL	215.0	205.0	194.8	192.5	189.6	(11.8)
Full ULL (8)	2,537.2	2,676.1	2,789.3	2,868.2	2,968.3	17.0
Wholesale ADSL	686.3	709.6	704.1	690.2	672.7	(2.0)
Other (9)	0.7	0.6	0.6	0.6	0.5	(21.0)

Total Accesses	46,983.1	47,055.7	44,343.1	43,992.9	43,466.4	(7.5)

TELEFÓNICA UK
Final Clients Accesses	23,021.2	23,003.9	23,258.9	23,312.2	23,425.4	1.8
Fixed telephony accesses (1)	182.3	216.1	315.8	338.2	362.8	99.0
Internet and data accesses	625.3	620.3	617.8	602.0	579.5	(7.3)
Broadband	625.3	620.3	617.8	602.0	579.5	(7.3)
Mobile accesses	22,213.6	22,167.5	22,325.4	22,372.0	22,483.2	1.2
Prepay	11,448.2	11,227.3	11,162.6	10,958.5	10,863.9	(5.1)
Contract	10,765.4	10,940.3	11,162.8	11,413.5	11,619.2	7.9
Wholesale Accesses (10)	22.6	26.7	31.4	34.1	36.4	61.3

Total Accesses	23,043.8	23,030.7	23,290.3	23,346.2	23,461.8	1.8

TELEFÓNICA GERMANY
Final Clients Accesses	23,219.7	23,440.9	23,943.3	24,070.1	24,215.2	4.3
Fixed telephony accesses (1)	2,042.1	2,055.1	2,403.5	2,352.5	2,296.3	12.4
Internet and data accesses	2,949.2	2,922.3	2,865.6	2,810.8	2,740.4	(7.1)
Narrowband	346.7	334.6	319.0	319.7	310.1	(10.5)
Broadband	2,602.5	2,587.7	2,546.6	2,491.1	2,430.3	(6.6)
Mobile accesses	18,145.6	18,380.1	18,595.5	18,834.2	19,113.8	5.3
Prepay	9,180.7	9,144.5	9,066.3	9,116.1	9,224.7	0.5
Contract	8,964.9	9,235.7	9,529.2	9,718.1	9,889.1	10.3
Pay TV	82.8	83.3	78.7	72.7	64.8	(21.8)
Wholesale Accesses (11)	1,112.3	1,042.4	1,059.1	1,088.8	1,104.6	(0.7)

Total Accesses	24,332.0	24,483.2	25,002.3	25,158.9	25,319.9	4.1

TELEFÓNICA IRELAND
Internet and data accesses	21.3	24.2	26.4	28.7	29.5	38.7
Broadband	21.3	24.2	26.4	28.7	29.5	38.7
Mobile accesses	1,659.1	1,622.9	1,590.5	1,567.2	1,553.8	(6.4)
Prepay	912.5	870.1	830.0	796.3	777.4	(14.8)
Contract	746.6	752.9	760.5	770.9	776.4	4.0

Total Accesses	1,680.4	1,647.2	1,616.9	1,596.0	1,583.3	(5.8)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,574.7	7,629.8	7,620.9	7,643.1	7,694.1	1.6
Fixed telephony accesses (1)	1,601.9	1,581.9	1,555.8	1,540.2	1,518.6	(5.2)
Naked ADSL	222.1	237.4	247.2	263.4	273.8	23.3
VoIP	50.1	52.1	63.5	67.4	71.6	42.9
Internet and data accesses	960.0	970.6	989.0	996.1	1,011.6	5.4
Narrowband	104.3	100.7	97.1	93.9	90.7	(13.0)
Broadband	826.4	839.6	861.4	872.9	891.6	7.9
Other (12)	29.3	30.3	30.5	29.3	29.3	0.0
Mobile accesses	4,882.2	4,941.7	4,938.0	4,967.6	5,024.2	2.9
Prepay	1,886.9	1,892.4	1,861.3	1,854.1	1,883.8	(0.2)
Contract	2,995.4	3,049.3	3,076.7	3,113.5	3,140.4	4.8
Pay TV	130.6	135.6	138.1	139.2	139.7	7.0
Wholesale Accesses	136.8	144.1	147.9	151.1	154.2	12.7

Total Accesses	7,711.5	7,773.9	7,768.8	7,794.2	7,848.3	1.8

TELEFÓNICA SLOVAKIA
Mobile accesses	1,079.0	1,164.1	1,216.9	1,250.3	1,292.3	19.8
Prepay	634.1	666.1	678.1	675.6	681.0	7.4
Contract	444.9	498.0	538.8	574.7	611.4	37.4

Total Accesses	1,079.0	1,164.1	1,216.9	1,250.3	1,292.3	19.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses.
(6)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses.
(7)	Wholesale Line Rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits.
(10)	Includes Unbundled Lines by T. UK.
(11)	Includes Unbundled Lines by T. Germany. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.
(12)	Retail circuits other than broadband.

•

Accesses in UK and Ireland show a more detailed split than in previous quarters: Telefónica UK details fixed telephony and wholesale acccesses and Telefonica Ireland, Internet and data accesses, which all were previously recorded within T. Europe.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011		2012
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	10,068	9,677	9,346	9,236	9,044	(10.2)
ARPU (EUR) (1)	23.4	21.5	21.9	21.5	21.4	(8.6)
Prepay (2)	9.6	8.4	9.3	9.2	9.6	(0.2)
Contract (3)	29.7	27.3	26.7	25.8	25.5	(14.2)
Data ARPU (EUR) (1)	6.2	6.3	6.5	6.5	6.5	4.7
% non-SMS over data revenues	75.4%	77.2%	82.0%	84.3%	84.8%	9.4 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	12,920	12,690	12,254	12,008	12,077	(6.5)
ARPU (EUR)	23.1	22.9	22.8	22.4	22.9	(10.5)
Prepay	10.1	10.1	9.9	9.5	9.7	(13.5)
Contract	37.0	36.2	35.8	35.1	35.5	(13.7)
Data ARPU (EUR)	10.6	10.7	10.9	11.4	11.8	0.4
% non-SMS over data revenues	41.7%	42.3%	43.6%	46.7%	48.0%	6.3 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,907	7,208	7,365	7,399	7,228	4.6
ARPU (EUR)	14.0	13.8	13.5	13.9	14.0	0.3
Prepay	5.8	5.8	5.3	5.5	5.7	(1.4)
Contract	22.5	21.8	21.4	21.7	21.8	(2.8)
Data ARPU (EUR)	5.8	5.9	6.0	6.1	6.2	8.1
% non-SMS over data revenues	51.6%	52.0%	53.9%	54.9%	57.9%	6.4 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,088	1,048	1,004	991	960	(11.8)
ARPU (EUR)	32.5	31.3	29.2	29.9	29.6	(8.8)
Prepay	21.6	21.1	19.5	20.4	20.4	(5.7)
Contract	45.9	43.4	40.1	39.9	39.0	(15.0)
Data ARPU (EUR)	13.0	13.0	13.0	13.6	13.5	3.3
% non-SMS over data revenues	44.7%	42.9%	45.7%	47.2%	48.5%	3.7 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,213	2,310	2,330	2,404	2,359	6.6
ARPU (EUR)	17.4	16.5	15.7	15.8	15.7	(6.9)
Prepay	7.7	7.3	6.8	7.2	7.1	(6.1)
Contract	23.6	22.3	21.1	21.0	20.9	(8.7)
Data ARPU (EUR)	4.9	4.7	4.4	4.4	4.5	(6.3)
% non-SMS over data revenues	45.3%	45.5%	45.6%	45.2%	47.1%	1.8 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 800 thousand inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011		2012
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	30,233	39,909	9,346	18,581	27,625	(8.6)
ARPU (EUR) (1)	23.3	22.9	21.9	21.8	21.7	(7.0)
Prepay (2)	9.6	9.3	9.3	9.3	9.4	(1.6)
Contract (3)	29.7	29.1	26.7	26.3	26.0	(12.3)
Data ARPU (EUR) (1)	5.9	6.0	6.5	6.5	6.5	10.5
% non-SMS over data revenues	73.6%	74.6%	82.0%	83.1%	83.8%	10.2 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	39,560	52,250	12,254	24,263	36,340	(8.1)
ARPU (EUR)	23.3	23.2	22.8	22.6	22.7	(9.2)
Prepay	10.3	10.3	9.9	9.7	9.7	(12.5)
Contract	37.4	37.1	35.8	35.4	35.5	(11.6)
Data ARPU (EUR)	10.5	10.5	10.9	11.2	11.4	1.3
% non-SMS over data revenues	39.8%	40.5%	43.6%	45.2%	46.1%	6.3 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	20,785	27,993	7,365	14,763	21,991	5.8
ARPU (EUR)	13.6	13.6	13.5	13.7	13.8	1.7
Prepay	5.7	5.7	5.3	5.4	5.5	(2.5)
Contract	21.9	21.9	21.4	21.6	21.7	(0.9)
Data ARPU (EUR)	5.5	5.6	6.0	6.1	6.1	10.6
% non-SMS over data revenues	49.8%	50.4%	53.9%	54.4%	55.6%	5.8 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	3,345	4,394	1,004	1,995	2,955	(11.7)
ARPU (EUR)	33.6	33.1	29.2	29.5	29.6	(12.0)
Prepay	21.4	21.3	19.5	19.9	20.1	(6.0)
Contract	49.1	47.7	40.1	40.0	39.7	(19.2)
Data ARPU (EUR)	13.5	13.4	13.0	13.3	13.4	(0.8)
% non-SMS over data revenues	41.6%	41.9%	45.7%	46.5%	47.1%	5.6 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	6,645	8,956	2,330	4,734	7,093	6.7
ARPU (EUR)	17.5	17.2	15.7	15.8	15.8	(7.0)
Prepay	7.7	7.6	6.8	7.0	7.0	(5.5)
Contract	23.9	23.5	21.1	21.1	21.0	(9.3)
Data ARPU (EUR)	4.8	4.8	4.4	4.4	4.5	(3.9)
% non-SMS over data revenues	45.2%	45.3%	45.6%	45.4%	46.0%	0.8 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 800 thousand million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:
•	ARPU calculated as monthly quarterly average of each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January – September 2012 Results - TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - September				July - September
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	11,364	13,046	(12.9)		3,644	4,302	(15.3)
Wireless Business	4,946	5,906	(16.2)		1,569	1,955	(19.8)
Wireless service revenues	4,142	5,037	(17.8)		1,419	1,712	(17.1)
Wireless data revenues	1,216	1,246	(2.4)		400	438	(8.6)
Handset revenues	804	868	(7.4)		149	243	(38.5)
Wireline Business	7,185	7,945	(9.6)		2,309	2,595	(11.0)
FBB and new services (1)	3,310	3,482	(4.9)		1,072	1,128	(5.0)
Voice & access revenues	3,505	4,040	(13.2)		1,132	1,333	(15.1)
Other	369	423	(12.9)		105	135	(22.0)
OIBDA (2)	5,120	3,332	53.6		1,733	(589)	c.s.
OIBDA margin (2)	45.1%	25.5%	19.5 p.p.		47.5%	(13.7%)	c.s.
CapEx (3)	1,180	2,088	(43.5)		393	1,186	(66.9)
OpCF (OIBDA-CapEx) (2) (3)	3,940	1,245	n.m.		1,340	(1,775)	c.s.

TELEFÓNICA UK
Revenues	5,234	5,165	1.3	(5.6)	1,797	1,713	4.9	(5.4)
Service revenues	4,579	4,671	(2.0)	(8.7)	1,550	1,546	0.3	(9.6)
Data revenues	2,287	2,092	9.3	1.9	795	707	12.5	1.6
Handset revenues and other	655	493	32.9	23.8	246	167	47.3	33.4
OIBDA	1,190	1,410	(15.6)	(21.4)	454	457	(0.8)	(10.2)
OIBDA Margin	22.7%	27.3%	(4.6 p.p. )		25.3%	26.7%	(1.4 p.p. )
CapEx	544	506	7.3	0.0	169	182	(7.4)	(16.8)
OpCF (OIBDA-CapEx)	646	904	(28.5)	(33.4)	285	275	3.6	(5.8)

TELEFÓNICA GERMANY
Revenues	3,871	3,705	4.5		1,317	1,266	4.1
Wireless Business	2,832	2,633	7.5		977	914	6.9
Wireless service revenues	2,359	2,182	8.1		812	769	5.6
Wireless data revenues	1,034	876	18.0		355	311	14.2
Handset revenues	472	452	4.6		165	145	13.7
Wireline Business	1,036	1,069	(3.1)		338	350	(3.4)
FBB and new services (1)	750	820	(8.6)		248	264	(5.9)
Voice & access revenues	276	236	16.8		87	83	5.1
Other	10	13	(23.7)		3	4	(15.5)
OIBDA	986	872	13.0		358	314	13.9
OIBDA margin	25.5%	23.5%	1.9 p.p.		27.2%	24.8%	2.4 p.p.
CapEx	452	373	21.3		181	129	40.2
OpCF (OIBDA-CapEx)	533	500	6.8		177	185	(4.5)

TELEFÓNICA IRELAND
Revenues	474	551	(13.9)		161	179	(9.9)
Service revenues	432	520	(17.0)		144	168	(14.4)
Data revenues	190	203	(6.3)		63	65	(3.1)
Handset revenues and other	42	31	37.9		18	11	60.2
OIBDA	95	163	(41.8)		38	51	(25.2)
OIBDA Margin	20.0%	29.6%	(9.6 p.p. )		23.6%	28.4%	(4.8 p.p. )
CapEx	49	43	14.0		16	17	(6.6)
OpCF (OIBDA-CapEx)	46	120	(61.8)		22	33	(34.9)

TELEFÓNICA CZECH REPUBLIC (4)
Revenues	1,502	1,600	(6.1)	(3.4)	502	536	(6.4)	(4.0)
Wireless Business	872	909	(4.0)	(1.4)	293	309	(5.3)	(3.1)
Wireless service revenues	830	865	(4.1)	(1.5)	279	291	(4.0)	(1.7)
Wireless data revenues	228	230	(1.1)	1.7	77	80	(3.3)	(0.9)
Handset revenues	43	44	(3.5)	(0.5)	14	19	(25.5)	(23.5)
Wireline Business	630	691	(8.9)	(6.0)	209	227	(7.9)	(5.3)
FBB and new services (1)	298	318	(6.4)	(3.4)	100	105	(5.0)	(2.4)
Voice & access revenues	328	369	(11.0)	(8.2)	108	120	(10.3)	(7.7)
Other	4	4	(12.8)	(10.0)	1	2	(18.7)	(16.4)
OIBDA	615	689	(10.7)	(8.0)	210	244	(13.9)	(11.7)
OIBDA margin	41.0%	43.1%	(2.1 p.p. )		41.9%	45.6%	(3.7 p.p. )
CapEx	158	151	4.1	7.2	71	47	53.4	57.7
OpCF (OIBDA-CapEx)	458	538	(14.9)	(12.3)	139	198	(29.8)	(28.0)

Notes:

•	OIBDA before management and brand fees.

•	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from both consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T. Europe includes T. España. As a result, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Includes FBB conectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over conectivity.
(2)	Includes the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591 million euros).
(3)	CapEx includes 669 million euros from the spectrum acquired in the third quarter of 2011.
(4)	Includes Slovakia.

January – September 2012 Results - TELEFÓNICA

Other Companies

Atento

ATENTO

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September			July - September
	2012	2011	% Chg	2012	2011	% Chg
Revenues	1,414	1,343	5.3	466	451	3.4
Operating expenses	(1,242)	(1,207)	2.8	(405)	(407)	(0.6)
Supplies	(68)	(69)	(1.4)	(23)	(21)	5.9
Personnel expenses	(981)	(945)	3.8	(319)	(320)	(0.3)
Subcontracts	(183)	(186)	(1.8)	(58)	(64)	(8.2)
Bad debt provision	(3)	(2)	30.5	(3)	(1)	n.m.
Taxes	(7)	(5)	36.0	(2)	(2)	34.6
Other net operating income (expense)	1	0	n.m.	0	(0)	c.s.
Gain (loss) on sale of fixed assets	(1)	(0)	n.m.	0	0	n.m.
Impairment of goodwill and other assets	(0)	(0)	n.m.	(0)	(0)	n.m.
Operating income before D&A (OIBDA)	172	136	26.9	61	43	41.8
OIBDA Margin	12.2%	10.1%	2.1 p.p.	13.2%	9.6%	3.6 p.p.
Depreciation and amortization	(53)	(45)	18.4	(17)	(15)	15.2
Operating income (OI)	120	91	31.1	44	28	55.7
OI Margin	8.5%	6.8%	1.7 p.p.	9.5%	6.3%	3.2 p.p.

Notes:

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do. Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January – September 2012 Results - TELEFÓNICA

ADDENDA

Key Holdings of the Telefónica Group

TELEFÓNICA LATINOAMÉRICA

% Stake
Telefónica Móviles Perú	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Panamá	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Perú	98.4
Telefónica Chile	97.9
Telefónica Brasil (1)	73.9
Telefónica Telecom (2)	70.0

(1)	It includes 100% of Vivo.
(2)	% of share capital after the merger of Telefónica Móviles Colombia.

TELEFÓNICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica Reino Unido	100.0
Telefónica Alemania	100.0
Telefónica República Checa (1) (2)	69.4
Telefónica Irlanda	100.0
Tesco Mobile	50.0
Telyco	100.0
T. Soluciones de Informatica y Comunicaciones de España	100.0
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Be	100.0
Acens Technologies	100.0

(1)	70.3% including treasury shares.
(2)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

% Stake
Atento (1)	100.0
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Jajah	100.0
Tuenti	91.4
Telco SpA (2)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
China Unicom	5.0
Amper	2.9
Portugal Telecom	2.0
BBVA	0.8

(1)

On October 12th Telefónica reached a definitive agreement, with companies controlled by Bain Capital for the sale of Atento. The transaction is subject, among other conditions, to the relevant regulatory authorisations and is expected to be completed by no later than December 31, 2012.

(2)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.

January – September 2012 Results - TELEFÓNICA

ADDENDA

Changes to the Perimeter

The main changes in the perimeter of consolidation in the first nine months of 2012 were as follows:

•	On the 29th of June 2012 the merger process between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed, resulting in a company in which Telefónica Group holds a 70% stake. This company is still fully consolidated.

•	On the 10th of June 2012, Telefónica, S.A. (through its 100% subsidiary, Telefónica Internacional, S.A.U.), and China United Network Communications Group Company Limited through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom -Hong Kong- Limited, (throughout this document referred to as China Unicom) owned by Telefónica (equivalent to 4.56% of the share capital),

On the 30th of July, after obtaining the relevant regulatory authorizations, the transaction was completed, having received Telefónica HK $ 10,748 million (€ 1,142 million).

The company, participated by Telefónica after the sale in 5,01% of its share capital, continues to be incorporated to the consolidation perimeter through the equity method.

January – September 2012 Results - TELEFÓNICA

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito C—Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

María García-Legaz (maria.garcialegaz@telefonica.es)

Isabel Beltrán (i.beltran@telefonica.es)

Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es

http://www.telefonica.com/en/shareholders_investors/jsp/home/home.jsp

January – September 2012 Results - TELEFÓNICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 7th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer